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03029218

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier iTech Holdings Ltd

*CURRENT ADDRESS

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4201 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/12/03





其士科技控股有限公司
（於百慕達註冊成立之有限公司）

CHEVALIER

iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

二零零二至二零零三年度年報
ANNUAL REPORT 2002 2003

目錄

財務日誌

事項	日期
中期業績公佈	二零零二年十二月十六日
末期業績公佈	二零零三年七月十六日
股東週年大會	二零零三年九月三日

（所列帳項均為港幣）

下列為本集團截至二零零三年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	1999	2000	2001	2002	**2003**
財政項目（百萬元）					
總資產	620	635	549	501	**466**
總負債	185	199	138	116	**102**
少數股東權益	0.23	0.23	0.18	0.18	**0.19**
股東資金	435	436	411	385	**364**
股本（發行股數－百萬）	828	854	857	857	**857**
營業額	1,093	1,182	1,055	775	**688**
年度溢利（虧損）	34	26	8	(9)	**(23)**
每股計算*（元）					
盈利（虧損）	0.21	0.15	0.05	(0.05)	**(0.13)**
股息	0.20	0.20	0.10	0.05	**0**
資產淨值（按帳面值）	2.63	2.55	2.40	2.25	**2.12**

* *計算乃經過調整，藉以反映於二零零三年六月，本公司每五股每股面值港幣0.10元之普通股股份合併為一股每股面值港幣0.50元之股份。*


營業額
（百萬元）
1093
1182
1055
775
688
1999 2000 2001 2002 2003
溢利（虧損）
（百萬元）
34
26
8
-9
-23
1999 2000 2001 2002 2003
股東資金
（百萬元）
435
436
411
385
364
1999 2000 2001 2002 2003
資產淨值
（每股計算）
（元）
2.63
2.55
2.40
2.25
2.12
1999 2000 2001 2002 2003

執行董事

周亦卿（*主席*）
馮伯坤（*董事總經理*）
郭海生
簡嘉翰
周莉莉

獨立非執行董事

米原慎一
胡經昌

秘書

簡嘉翰

核數師

德勤•關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

東亞銀行
法國巴黎銀行
香港上海滙豐銀行
上海商業銀行
UFJ銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓
電話： (852) 2318 1818
傳真： (852) 2757 5138

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

香港股份登記及過戶分處

標準証券登記有限公司
香港灣仔告士打道五十六號
東亞銀行港灣中心地下

股份上市

香港聯合交易所有限公司
股份代號：508

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

網址

http://www.chevalier-itech.com



周亦卿博士

本集團在截至二零零三年三月三十一日止年度之表現令人失望，主要由於結束零售業務招致虧損所致。本集團錄得之營業額為港幣六億八千八百萬元，較去年同期下跌百分之十一，年內之虧損為港幣二千三百萬元，每股虧損為港幣十三點三仙。

股息

董事會建議本年度不派發末期股息（二零零二年：無）。年內並無派發中期股息（二零零二年（重列）：港幣五仙），因此，本年度並無派發任何股息（二零零二年（重列）：港幣五仙）。

管理層討論及分析

個人電腦產品市場之劇烈競爭繼續對電腦部門之表現構成影響。本集團將致力推出價格吸引之產品以提升競爭力。本集團於二零零二年十一月參與在香港舉行之微軟Tablet PC發佈會。於參展期間，本集團展示運用數碼手寫功能所作出的多個解決方案，包括利用Cybersign作電子簽名，以及利用GPRS連接技術作戶外流動解決方案及即時彙報功能，市場反應令人鼓舞。



東芝TECRA專業系列
筆記簿型電腦



為九廣鐵路(西鐵)九個車站、車廠及行政大樓供應及安裝綜合佈線系統及光纖網絡

鑑於預期競爭激烈及經濟前景不明朗等因素將會持續，本集團作出艱難但卻必要之決定，結束大部份零售店及流動電話特許經營店之業務，導致出現虧損。本集團將策略性地將資源調配在具長遠增長潛力之業務上。

於二零零二年十二月，本集團在銅鑼灣開設首間以嶄新服務概念經營的其士店數碼廊，旨在透過提供各類型數碼方案及資訊科技產品，如多功能文件處理系統、手提電腦、袋裝電腦及手提電話等，以迎合企業及個人客戶的需求。數碼廊並設有東芝客戶服務中心，駐有專業的客戶服務員為東芝牌手提電腦客戶提供度身訂造及快捷的售後服務。

資訊科技及網絡方案部門之數項手頭大型合約，包括新電視城、國際金融中心二期及九廣鐵路西鐵項目均進展理想。



為位於中環樓高八十八層的智能型甲級商業中心一 國際金融中心二期供應及安裝ELV保安及訊息網絡工程，包括全數碼保安及監察系統、光纖數據主幹、衛星電視接收系統、無線對講通訊系統及室內傳呼系統以及公共廣播系統


TOSHIBA
Notebook Computer
by Chevalier
Choose freedom.

於泰國二零零三年展覽會中展出東芝筆記薄型電腦


TOSHIBA
e-STUDIO

展示數碼解決方案及商業機器的陳列室

商業機器部門及售後服務部門之表現保持平穩。然而，由於競爭激烈及市況呆滯，該等部門之整體盈利貢獻均告下跌。

鑑於泰國近年維持強勁的經濟增長，本集團於泰國之業務繼續較本集團其他部門優勝。所有主要業務，包括電訊系統服務、辦公室設備銷售、手提電腦及相關產品均取得理想成績，並抵銷本集團於香港及內地部份業務在本財政年內欠佳之表現。

展望

年內，全球經濟不景，需求疲弱及生產過剩均繼續對勞動市場構成壓力。美國方面，在股票市場上揚、房地產市場暢旺及貨幣供應增加流入經濟體系等因素帶動下，近期公佈的多項領先經濟指標均顯示經濟有復甦跡象，惟大部份企業在資本開支方面仍顯得極為審慎，以致個人電腦及資訊科技產品的替換週期延遲；資訊科技產品的需求低迷及競爭白熱化等情況持續，對價格及邊際利潤均造成沉重下調壓力，因而抑壓溢利及阻礙投資。

除了處於經濟轉型的艱鉅過程之際，香港經濟於本年三月又飽受非典型肺炎爆發的另一打擊。縱然香港自世界衛生組織的非典型肺炎疫區的名單中除名後，政府亦銳意推行多項措施以振興本港經濟，惟在本港勞動市場尚未得到改善下，預期香港經濟將不會真正復甦。

此外，本港經濟的復甦還要視乎美國經濟，美國近期的經濟數據好壞參半，經濟走勢仍然未明，然而在連番減息下，美國利率已跌至四十五年以來的新低，勢將加速美國在二零零三年下半年的經濟增長，並有助本港經濟之恢復。

除了營造有利的營商環境外，政府還專注尋求香港與珠江三角洲之間更進一步的融合，以造就更多商機及就業機會。於二零零三年六月簽訂的更緊密經貿關係安排(CEPA)標誌香港與內地更密切的經濟聯繫。該項將於二零零四年一月一日生效之自由貿易協議的設定，乃使香港公司能較外國競爭對手優先拓展內地市場。雖然CEPA的成效仍然未見，本集團將評估該協議在香港及內地所帶來的商機。

展望未來，由於預期泰國的經濟增長將會持續上升，且具可觀的市場潛力。為配合長遠增長之策略，本集團將致力加強現有業務及積極在泰國尋覓新業務機會。憑藉在本港資訊科技及網絡方案的專長及穩健基礎，本集團有信心其在香港之成功經驗將可在泰國重現。

年度後事項

股份合併

於二零零三年四月三十日，本公司董事會建議將本公司股本中每五股每股面值港幣0.10元之股份合併(「股份合併」)為一股每股面值港幣0.50元之新股(「新股」)。股份合併於二零零三年六月五日舉行之股東特別大會上獲股東批准。於合併後，本公司之法定股份由1,200,000,000股減至240,000,000股，已發行股份則由856,779,355股減至171,355,871股。有關詳情載於本公司於二零零三年五月二十日的通函內。

致謝

二零零三年為香港經濟困難的一年，本集團因而面對經濟及社會方面所帶來的重重挑戰。本人謹藉此機會，代表董事會對全體員工的努力，令本集團安然渡過時艱，深表謝意。

主席
周亦卿

香港，二零零三年七月十六日

於二零零三年三月三十一日，本集團之總資產淨值約為港幣364,000,000元（二零零二年：港幣385,000,000元），較二零零二年減少港幣21,000,000元或5.4%。

總債務與資本比率為0.02%（二零零二年：0.03%）及淨債務與資本比率為零（二零零二年：零），此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣364,000,000元（二零零二年：港幣385,000,000元）而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣73,000元（二零零二年：港幣98,000元）。現金及銀行結存為港幣78,000,000元（二零零二年：港幣170,000,000元），於過往兩年並無借貸淨額。

年度內，財務費用為港幣68,000元（二零零二年：港幣228,000元），較二零零二年減少港幣160,000元。

本公司提供公司擔保總值港幣5,421,000元（二零零二年：港幣4,750,000元），作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

本集團之主要物業詳列如下：

地點	用途	大約 樓面面積	契約年期	集團 所佔權益
		平方呎		*百分率*
泰國				
No.540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis（位於曼谷市之商業大廈）	寫字樓及陳列室	21,300	永久業權	100
內地				
廣東省廣州市東山廣場十八樓四、五、六及七室	寫字樓	7,200	中期	100
廣東省廣州市名雅苑十五樓一號室	員工宿舍	1,400	長期	100
上海金麗廣場十八樓B及F室	員工宿舍	1,800	長期	100
香港				
九龍長沙灣道八三三號億利工業中心三樓五室	維修站	1,660	中期	100
灣仔駱克道八八號二十三樓	維修站	2,010	中期	100

董事會將本公司及本集團截至二零零三年三月三十一日止年度報告書及經審核財務報告提呈各股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之主要業務為提供廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術，包括由網絡主幹、伺服器及軟件應用、區域網絡／世界網絡技術、電子商務技術及大廈內置設施，如光纖綜合佈線系統、保安系統及衛星通訊接收系統等一站式技術。另外，亦包括銷售及分銷商業機器、電腦系統及設備、電話系統、有關之售後服務及證券投資。

本集團截至二零零三年三月三十一日止年度以業務及地區分類之營業額及其對本集團經營之虧損載於財務報告附註第24項內。

業績及撥用

本集團截至二零零三年三月三十一日止年度之業績載於第20頁之綜合收益表內。年度內並無派發中期股息。董事會建議不派發末期股息。

股本

年度內，本公司股本之變動載於財務報告附註第20項內。

儲備

年度內，儲備的變動載於財務報告附註第21項內。

投資物業

年度內，投資物業的變動載於財務報告附註第11項內。

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報告附註第12項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之五大供應商佔本集團進貨額83%，而本集團之五大客戶佔本集團銷售額23%，其中最大供應商及客戶分別佔本集團進貨額及銷售額為73%及9%。本公司各董事、其聯繫人士或任何股東（就各董事所知其擁有本公司已發行股本逾5%者）概無與本集團的五大供應商或五大客戶有任何權益。

主要物業

本集團於二零零三年三月三十一日之主要物業詳情載於第9頁。

僱員及薪酬制度

於二零零三年三月三十一日，本集團於全球僱用約700名全職員工。年度內，員工總開支約為港幣104,000,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之工作表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣655,600元。

主要附屬公司及聯營公司

本公司之各主要附屬公司及聯營公司之詳情分別載於第51至52頁及財務報告附註第14項內。

優先承讓權

本公司之細則並無優先承讓權之規定，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士	*（主席）*
馮伯坤先生	*（董事總經理）*
郭海生先生	
簡嘉翰先生	
周莉莉小姐	
馮和順先生	*（於二零零二年四月一日辭任）*

獨立非執行董事

米原慎一先生	
胡經昌先生	*（於二零零二年十月七日獲委任）*
袁天凡先生	*（於二零零二年九月二十日退任）*

根據本公司之細則，胡經昌先生須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之權益

周亦卿博士、馮伯坤先生、郭海生先生及簡嘉翰先生在若干合約中擁有權益，概因彼等乃其士國際集團有限公司（「其士國際」）之董事及／或實益擁有其士國際之權益。該等合約之詳情於下文「關連交易」詳盡披露。

除上文所述者外，本公司或其控股公司或其任何附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

年度內，概無董事與本集團於任何構成競爭之業務中有任何權益。

關連交易

按香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)詮釋, 本集團不時與被列作「關連人士」的其士國際進行交易。聯交所於一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該項豁免,當每次其士國際之若干附屬公司與本集團於一般及日常業務範圍內進行關連交易,本公司無需以新聞通告及/或通函披露該等關連交易之詳情,亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下:

本集團以市值租金向其士國際之全資附屬公司租用下列物業:

業主	租用物業(用途)	年度租金
		港幣千元
萬珠發展有限公司	其士商業中心的部份(寫字樓)	622
威方發展有限公司	其士貨倉大廈的部份(貨倉)	13
拔創有限公司	其士工程服務中心的部份(寫字樓/貨倉)	4,181
聯業發展有限公司	銀海大樓的部份(寫字樓)	39
星穎有限公司	金都大廈的部份(寫字樓)	40
星穎有限公司	東山廣場的部份(寫字樓)	147

年度內,繳付予其士國際集團租金約為港幣5,000,000元。

本公司獨立非執行董事確認本集團在截至二零零三年三月三十一日止年度內達成上述之交易為:

(i) 本集團一般及日常業務;

(ii) 以一般商業條款進行或非較獨立第三方可獲之條款優厚者;

(iii) 對本公司之股東而言均為公平及合理;及

(iv) 在有關豁免書內所述之有關金額內。

董事之證券權益

於二零零三年三月三十一日，各董事於本公司及其相聯公司（定義見證券（披露權益）條例（「披露權益條例」）之股份已根據上市公司董事進行證券交易的標準守則知會本公司及聯交所，或根據披露權益條例第二十九條須記錄於本公司登記冊內之權益如下：

(a) 本公司權益－股份

	普通股股份數目		
董事名稱	**個人權益**	**公司權益**	**總數**
周亦卿	34,079,270	434,974,666*	469,053,936
馮伯坤	12,900,000	–	12,900,000
郭海生	12,000,000	–	12,000,000
簡嘉翰	2,256,000	–	2,256,000
米原慎一	3,004	–	3,004

* *周亦卿博士實益擁有其士國際662,561,758股股份，佔其士國際已發行股本約50.61%；其士國際則持有本公司股份434,974,666股。根據披露權益條例，周博士被視為擁有該等股份之實益權益。該等股份與下段「主要股東」所述之股份相同。*

(b) 相聯公司權益－股份

		普通股股份數目		
董事名稱	**相聯公司**	**個人權益**	**公司權益**	**總數**
周亦卿	其士國際	662,561,758	–	662,561,758
	其士新加坡控股有限公司（「其士新加坡」）	–	101,653,000*	101,653,000
	其士建築集團有限公司（其士建築」）	61,036,489	89,385,444*	150,421,933
馮伯坤	其士國際	456,450	–	456,450
郭海生	其士國際	491,083	–	491,083
	其士建築	1,326,437	–	1,326,437
簡嘉翰	其士國際	145,200	–	145,200
米原慎一	其士國際	8,160	–	8,160
	其士建築	342	–	342

* *周亦卿博士實益擁有其士國際662,561,758股股份，佔其士國際已發行股本約50.61%；其士國際則持有其士新加坡101,653,000股股份及其士建築89,385,444股股份。根據披露權益條例，周博士被視為擁有該等股份之權益，並已就此知會其士新加坡及其士建築。*

董事之證券權益(續)

於二零零三年三月三十一日，若干董事個人持有認購本公司及其相聯公司普通股股份的購股權，詳情載於下文「購股權計劃」一節內。

除上文及下文之「購股權計劃」披露者外，於二零零三年三月三十一日，根據披露權益條例第二十八條或第三十一條或附表第一部份之規定，概無本公司董事及其配偶或其未滿十八歲之子女被視為擁有本公司及其任何相聯公司(定義見披露權益條例)之證券的任何權益或獲授任何權利以認購本公司及其相聯公司之證券或於年內行使其權利。

購股權計劃

本公司於一九九一年九月三十日採納了一購股權計劃(「舊計劃」)，並於二零零一年九月二十九日屆滿，及在舊計劃下再無授出其他購股權。於二零零三年三月三十一日，本公司及其相聯公司於購股權計劃下授出而尚未行使之購股權詳情如下：

(a) 本公司權益－購股權

				購股權數目				
董事名稱	授出日期	行使購股權之期限	購股權之每股行使價格 (港元)	於二零零二年四月一日持有	於年內行使	於年內註銷	於年內失效	於二零零三年三月三十一日持有
周亦卿	17/12/1999	30/06/2000－29/06/2003	0.464	7,000,000	－	－	－	7,000,000
馮伯坤	17/12/1999	30/06/2000－29/06/2003	0.464	6,550,000	－	－	－	6,550,000
郭海生	17/12/1999	30/06/2000－29/06/2003	0.464	5,000,000	－	－	－	5,000,000
簡嘉翰	17/12/1999	30/06/2000－29/06/2003	0.464	5,000,000	－	－	－	5,000,000
周莉莉	17/12/1999	30/06/2000－29/06/2003	0.464	5,000,000	－	－	－	5,000,000

於二零零三年三月三十一日，根據舊計劃已授出之購股權涉及之股份數目為28,550,000股，相等於本公司於該日之已發行股份3.3%，並根據其授出條款可繼續予以行使。

購股權計劃(續)

(b) 相聯公司權益－購股權

董事名稱	相聯公司	授出日期	行使購股權之期限	購股權之每股行使價格 (港元)	購股權數目 於二零零二年四月一日持有	於年內行使	於年內註銷	於年內失效	於二零零三年三月三十一日持有
周亦卿	其士國際	17/12/1999	30/06/2000－29/06/2003	0.488	8,450,000	－	－	－	8,450,000
馮伯坤	其士國際	17/12/1999	30/06/2000－29/06/2003	0.488	5,350,000	－	－	－	5,350,000
郭海生	其士國際	17/12/1999	30/06/2000－29/06/2003	0.488	5,350,000	－	－	－	5,350,000
簡嘉翰	其士國際	17/12/1999	30/06/2000－29/06/2003	0.488	5,000,000	－	－	－	5,000,000

於二零零三年三月三十一日，根據其士國際股東於一九九一年九月三十日採納購股權計劃已授出之購股權涉及之股份數目為34,150,000股，相等於其士國際於該日之已發行股份2.7%，並根據其授出條款可繼續予以行使。

本公司股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上採納一新購股權計劃(「新計劃」)，新計劃完全符合上市規則第十七章之規定。新計劃條款概要已載於本公司於二零零二年七月三十日刊發之通函內。年內，並無購股權根據新計劃而授出、行使、註銷或失效。在年度開始及終結時，新計劃並無尚未行使之購股權。

董事服務合約

概無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

除於財務報告附註第31(a)項所述之本公司與其士國際集團簽訂的管理服務協議外，年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席，現年六十七歲，彼為其士集團之創辦人及兩間香港上市公司其士國際之主席兼董事總經理及其士建築之主席。彼亦為萬順昌集團有限公司、電視廣播有限公司及邵氏兄弟(香港)有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會永遠榮譽會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。

馮伯坤先生，董事總經理，現年五十一歲，於一九七四年加入其士集團，彼為其士國際之董事。他被推選為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術，亦包括銷售商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與其士集團之投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

郭海生先生，董事，現年五十三歲，於一九七二年加入其士集團，彼為其士國際之董事總經理及其士建築之副主席。彼亦為香港電梯業協會主席及國際電梯工程師協會香港－中國分會副主席，並為香港註冊升降機及自動梯工程師，彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

簡嘉翰先生，董事及公司秘書，現年五十二歲，於一九八六年加入其士集團，彼為其士國際之董事及公司秘書及其士建築之公司秘書。彼亦為冠華國際控股有限公司及i100 Limited之非執行董事。簡先生負責管理其士集團之會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發之理學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

周莉莉小姐，董事，現年四十歲，於一九九零年加入其士集團。彼負責本集團之策略性籌劃及業務發展。彼並為中國人民政治協商會議廣東省委員會委員、中國人民政治協商會議浙江省委員會港澳臺僑委員會之特邀委員及上海市婦女聯合會之執行委員。彼持有學士學位及為周亦卿博士之千金。

董事簡介(續)

獨立非執行董事

米原慎一先生，現年五十二歲，於二零零一年加入董事會。彼於日本慶應大學畢業。米原先生於一九七四年加入Mitsui & Co., Ltd，並於二零零一年一月榮休。彼於一九八三年至一九九二年期間獲委任為三井物產(香港)有限公司機械部之總經理。米原先生在航空、電訊及資訊科技業務具有豐富經驗。

胡經昌先生，現年五十二歲，於二零零二年十月加入董事會。彼為利昌金舖有限公司常務董事，並為香港特別行政區立法會議員(金融服務界)、東區區議會議員、香港中華總商會副會長、環境保護運動委員會委員、衛奕信勳爵文物信託受託人委員會成員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司，此計劃之定義見職業退休計劃條例，屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免，並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商，自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團承聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金5%注入供款，惟每月薪金以港幣20,000元為上限。根據法例規定，有關利益須保留至六十五歲之退休年齡方可領取。

年度內，本集團在該等計劃之總供款為港幣5,256,000元，其中已扣除之已沒收供款為港幣1,169,000元，並已在綜合收益表中扣除。於年度結算日，為數港幣16,000元之已沒收供款可用以抵減僱主之未來供款。

主要股東

於二零零三年三月三十一日，本公司之唯一主要股東為其士國際集團。根據披露權益條例第十六(一)條規定須存置之本公司登記冊內所載，其士國際集團持有本公司股份434,974,666股，佔本公司已發行股本約50.77%。

除上文披露者外，就董事所知，概無任何其他人士於年內擁有任何股份權益或認購股份之權利，相等於本公司已發行股本10%或以上。

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃及授予若干董事之購股權外，於本年度任何時間內，本公司或其任何控股公司或其任何附屬公司或同系附屬公司概無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

審核委員會

審核委員會乃按上市規則之規定成立，並於年內舉行兩次會議，其中成員包括本公司獨立非執行董事米原慎一先生、袁天凡先生(於二零零二年九月二十日退任)及胡經昌先生(於二零零二年十月七日獲委任)。於會議內，審核委員會與管理層已審閱本集團之關連交易、中期及年度報告書，並審閱本集團所採納之會計原則及實務及討論有關審核、內部監管及財務申報事宜。

最佳應用守則

董事會認為本公司於本年度內均遵守上市規則附錄十四所載之最佳應用守則之指引。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席
周亦卿

香港，二零零三年七月十六日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致CHEVALIER iTECH HOLDINGS LIMITED股東

(於百慕達註冊成立之有限公司)

本核數師已將刊於第20頁至第52頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合 貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示 貴公司及集團於二零零三年三月三十一日結算時之財務狀況及截至該日止年度集團之虧損及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零三年七月十六日

綜合收益表

截至二零零三年三月三十一日止年度

	附註	2003 港幣千元	2002 港幣千元
營業額	4	**687,903**	775,364
銷售成本		**(604,595)**	(636,995)
毛利		**83,308**	138,369
其他經營收入	5	**10,454**	9,907
經銷成本		**(94,629)**	(146,180)
行政開支		**(5,863)**	(7,713)
其他經營支出		**(1,499)**	(3,813)
經營虧損		**(8,229)**	(9,430)
財務費用		**(68)**	(228)
所佔聯營公司業績		**1,927**	5,135
待終止營運之(虧損)收益	6	**(12,093)**	260
除税前虧損	7	**(18,463)**	(4,263)
税項	8	**(4,334)**	(5,166)
本年度虧損		**(22,797)**	(9,429)
股息	9	**–**	8,568
每股虧損			
基本	10	**(13.3)仙**	(5.5)仙
攤薄		**不適用**	不適用

二零零三年三月三十一日結算

	附註	2003 港幣千元	2002 港幣千元
非流動資產			
投資物業	11	**5,160**	5,040
物業、廠房及設備	12	**26,255**	32,445
聯營公司權益	14	**9,618**	18,646
證券投資	15	**17,800**	72,322
		58,833	128,453
流動資產			
存貨	16	**56,946**	71,073
待售物業		**1,135**	1,135
應收帳款、存出按金及預付款項	17	**111,864**	110,600
就合約工程應向客戶收取的款項	18	**1,244**	1,568
可取回税項		**472**	1,419
證券投資	15	**86,058**	16,405
銀行結存及等同現金		**149,033**	170,338
		406,752	372,538
流動負債			
應付款項、存入按金及應付費用	19	**66,384**	90,060
應付最終控股公司款項		**6,290**	1,456
就合約工程應向客戶支付的款項	18	**4,530**	4,452
應付票據		**2,086**	570
遞延服務收入		**19,525**	18,974
課税準備		**2,277**	329
無抵押銀行透支		**73**	98
		101,165	115,939
流動資產淨值		**305,587**	256,599
總資產減流動負債		**364,420**	385,052
少數股東權益		**186**	184
資產淨值		**364,234**	384,868
股本及儲備			
股本	20	**85,678**	85,678
儲備	21	**278,556**	299,190
股東資金		**364,234**	384,868

本財務報告由20頁至52頁於二零零三年七月十六日經董事會通過及授權刊發並由以下董事代表簽署：

馮伯坤
董事

郭海生
董事

資產負債表

截至二零零三年三月三十一日結算

	附註	2003 港幣千元	2002 港幣千元
非流動資產			
物業、廠房及設備	12	**189**	237
所佔附屬公司權益	13	**96,729**	111,326
證券投資	15	**17,800**	72,322
		114,718	183,885
流動資產			
應收帳款、存出按金及預繳款項		**1,797**	18,191
應收附屬公司款項		**100,259**	94,745
證券投資	15	**72,214**	—
銀行結存及等同現金		**110,333**	137,666
		284,603	250,602
流動負債			
應付款項、存入按金及應付費用		**3,858**	13,663
應付最終控股公司款項		**6,290**	1,456
應付附屬公司款項		**59,965**	82,728
		70,113	97,847
流動資產淨值		**214,490**	152,755
資產淨值		**329,208**	336,640
股本及儲備			
股本	20	**85,678**	85,678
儲備	21	**243,530**	250,962
股東資金		**329,208**	336,640

馮伯坤
董事

郭海生
董事

綜合權益變動表

截至二零零三年三月三十一日止年度

	2003 港幣千元	2002 港幣千元
年初之總權益	**384,868**	410,153
重估物業盈餘	**392**	143
申算海外附屬公司財務報告所產生之兑換差額	**1,771**	1,137
未於收益表上確認之淨收益	**2,163**	1,280
年度虧損	**(22,797)**	(9,429)
已付股息	**–**	(17,136)
年末之總權益	**364,234**	38,486

綜合現金流動表

截至二零零三年三月三十一日止年度

	附註	2003 **港幣千元**	2002 港幣千元
經營業務			
除稅前虧損		**(18,463)**	(4,263)
調整以下項目：			
所佔聯營公司業績		**(1,927)**	(5,135)
利息收入		**(5,999)**	(7,606)
利息支出		**68**	228
股息收入		**–**	(7)
折舊		**4,844**	7,310
已實現及未實現之證券投資淨虧損（收益）		**1,431**	(15,479)
出售固定資產之虧損		**6,091**	4,855
物業、廠房及設備之資產減值		**1,218**	–
重估物業之虧絀		**78**	579
出售已停止經營業務之收益		**–**	(260)
營運資金變動前經營現金流動		**(12,659)**	(19,778)
存貨減少		**14,384**	31,304
應收帳款，存出按金及預繳款項（增加）減少		**(2,305)**	40,156
就合約工程應向客戶收取款項之減少（增加）		**324**	(1,568)
投資及證券增加		**(16,562)**	(73,248)
應付票據增加（減少）		**1,509**	(3,525)
應付款項，存入按金及應付費用減少		**(23,838)**	(9,029)
就合約工程應向客戶支付款項增加		**78**	4,452
遞延服務收入增加（減少）		**536**	(3,261)
滙兌調整		**1,014**	(1,631)
經營業務之現金使用		**(37,519)**	(36,128)
已繳付利得稅		**(1,814)**	(5,322)
利得稅退款		**725**	56
已付利息		**(68)**	(228)
經營業務之現金支出		**(38,676)**	(41,622)
投資業務			
已收利息		**6,236**	6,437
收取聯營公司之股息		**10,386**	–
證券投資股息收入		**–**	7
聯營公司之還款（借款）		**219**	(793)
購入物業、廠房及設備		**(6,595)**	(9,980)
出售物業、廠房及設備		**957**	438
出售附屬公司所產生之現金收入（支出）	22	**1,058**	(18)
來自（使用於）投資業務之現金淨額		**12,261**	(3,909)

截至二零零三年三月三十一日止年度

	2003 *港幣千元*	2002 *港幣千元*
融資業務		
已付股息	–	(17,136)
向最終控股公司借款(還款)	**4,834**	(1,482)
來自(使用於)融資之現金淨額	**4,834**	(18,618)
現金及等同現金項目減少	**(21,581)**	(64,149)
於年初之現金及等同現金項目	**170,240**	233,719
滙兑調整	**301**	670
於年終之現金及等同現金項目	**148,960**	170,240
銀行結存及等同現金	**149,033**	170,338
銀行透支	**(73)**	(98)
	148,960	170,240

截至二零零三年三月三十一日止年度

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市，本公司之最終控股公司為其士國際集團有限公司為一間在百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股及證券投資，而其附屬公司之主要業務已呈列於第51及52頁。於本年度內已停止一般商品貿易及正進行終止電訊設備零售及電訊代理服務。

2. 採納會計實務準則

於本年度，本集團首次採納下列由香港會計師公會頒佈之新及經修訂之會計實務準則(「會計實務準則」)。採納該等新政策對本集團會計政策引致若干變更已呈列如下，但對本年度或以往各會計年度之業績並無重大影響。故此無需作出前期調整。

財務報表之呈報

會計實務準則第一條(經修訂)「財務報表之呈報」以綜合權益轉變報表取代綜合確認損益報表。

外幣

會計實務準則修訂版第11條「外幣換算」規定，剔除收益表中海外附屬公司及聯營公司匯兑換算按本期末市場匯率計算，此政策於過往已被集團依從。而現在改以按本期平均匯率計算。此會計政策的變化並未對本年度或以往各會計年度之業績產生任何重大影響。

現金流動表

會計實務準則第15條(經修訂)「現金流動表」，現金流動分類由以往的五個項目重新歸類為三個項目－經營業務、投資業務及融資業務。利息及股息收入、利息支出及股息支出在過往會計期間被作為個別項目獨立列出，現則分別列入投資業務、經營業務及融資業務。由收益項目税收中產生的現金流動被視為經營業務，除非此項目已清楚註明為投資或融資業務。

待終止營運

根據會計實務準則第33條「待終止營運」，當已達成具約束力之買賣合約或已宣布詳細之終止營運計劃時，有關待終止營運之金額會獨立披露。採納會計實務準則第33條引致本年度確認集團之一般商品零售及電訊服務為待終止營運業務並披露於註解6。

僱員福利

會計實務準則第34條之「僱員福利」，推出僱員福利(包括退休保障計劃)之衡量守則。由於本集團只提供定額供款退休保障計劃，採納會計實務準則第34條不會對財務報告有任何重大影響。其他衡量僱員福利之轉變並未對本年度或以往各會計年度之業績產生重大影響。

3. 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業估值及證券投資作出調整並符合香港普遍採納之會計準則。主要會計政策載列如下：

(a) 綜合帳項基礎

綜合帳包括本公司及其附屬公司截至每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準詳列於下列(d)項。

年內收購或出售附屬公司及聯營公司自其有效收購日起計算或至其售出日止之業績已包括於收益表內。

(b) 綜合帳項商譽／負值商譽

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值(以資產淨值作基準)之差額，負值商譽乃指在收購日之公平價值(以資產淨值作基準)高於收購價之差額，於收購當年撥入儲備帳中。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或當商譽被決定減值時才計算在損益表內。

於二零零一年四月一日後，從收購所產生的商譽會被資本化及以其估計可使用年期以直線法攤銷。任何已辨認之減值損失會即確認為費用。

於二零零一年四月一日前從收購所產生的負值商譽，會保留在儲備內及當出售有關之附屬公司或聯營公司時會回撥並計入收益表內。

於二零零一年四月一日後，由收購所產生的負值商譽將會根據市況分析從資產中扣除並計算在損益表內。收購聯營公司所產生的負值商譽會於聯營公司所載值扣除。收購附屬公司所引起的負值商譽會以資產扣除於資產負債表內分別呈報。

(c) 附屬公司

附屬公司投資以成本價扣除任何確認之減值列於本公司資產負債表內。

(d) 所佔聯營公司權益

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

3. 主要會計政策(續)

(e) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入乃按正常非關連基礎而訂定。

投資物業乃按公開市值每年由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表。

於出售重估物業時，有關投資物業重估之增值則轉入收益計算表內。

除契約的尚餘年期只有二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(f) 物業、廠房及設備

(i) 物業

持作固定資產的自用物業乃按重估值，即重估日之公開市值，減去期後之折舊入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備，但若此增值曾從收益表中為同一資產扣除的虧絀之數額，則確認為收入。重估時產生的帳面淨值減少數額如超過該重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期提取折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，二者較短者作出折舊撥備。

(ii) 廠房及設備

廠房及設備乃按成本值減去折舊及累積減值虧損列於帳內。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	**每年折舊**
電腦設備	20%	40%
其他	20%	20%

出租設備則按成本值按每年折舊率百分之二十或租賃年期兩者間之較短年期作出折舊撥備。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

3. 主要會計政策(續)

(g) 待售物業

待售物業乃按成本或可變現值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現值為管理層根據現行市場情況作出之估值或如已訂定有約束力的出售合同，則根據協議出售價。

(h) 存貨

存貨指一般商品及耗用物料，一般商品乃按成本或可變現值二者之較低值入帳，而耗用物料則為成本減提取準備入帳，成本以加權平均法計算。

(i) 證券投資

證券投資於交易日確認，初步以成本衡量。於期後之報告日，本集團已表達意願及有能力持至到期日(持至到期日之債務證券)，是以其折舊成本扣除減值虧損以反映其不可收回值。任何收購持至到期日證券之折讓或溢價之每年折舊會與其他投資收入按投資工具之年期累積，以達至於每段期間所確認之收益作為恆常之投資回報。

其他投資乃為已確定長遠策略而持有之證券按公平值計算，而未變現損益則計入期內之收益表。

(j) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算當日合約活動的完工程度計入收益表。

當一項合約的成果不能可靠的估計時，合約成本會在產生的會計期間確認為支出。

當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，就適用情況呈列於資產負債表為「就合約工程應向客戶收取的款項(作為資產)」或「就合約工程應用客戶支付的款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債。客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預繳款項」。

(k) 收益之確認

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。提供服務前之收入乃包括於遞延收益中。

當一項安裝合約的成果能夠可靠地估計時，合約收入會根據年度施工價值，按完工百分比法確認。工程變更，索償及獎勵金及按與客戶達成協議部份入帳。當一項安裝合約的成果不能夠可靠地估計時，確認之收益僅為可能收回之已支出合約成本。

銀行利息收益乃按時間比例入帳，並根據本金及有關之利率計算。

股息及其他投資利息收益須按股東收受股息之權利被確認時方予以入帳。

出售有價證券之收益乃於交易日入帳。

租金收益及其他營業性租賃收益乃按平均分攤方法根據其租賃年期入帳。

3. 主要會計政策(續)

(l) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期以平均分攤方法列入收益表內。

(m) 資產減值

於每一個結算日，本集團審閱其資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，所載帳面值會減少至可收回款額，減值虧損將予即時確認。除該資產以其他基準估值列帳，此時減值將作重估減值處理。

當減值虧損於期後撥回，資產之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面之數額則不會撥回。當減值虧損之撥回根據有關會計政策就重估資產入帳時，除非該等資產以重估數額入帳，否則任何減值虧損之撥回於其發生期間即時確認為收益。

(n) 退休保障計劃

於損益表扣除之退休保障費用乃指於本年度根據本集團所定義之供款計劃之應付供款。

(o) 外幣換算

本集團，除不在香港經營之公司外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際率或合約交收日率兌換為港元。資產負債表結算日之外幣流動資產及負債概按結算日率申算為港元。所有外換算盈虧均於收益帳內結算。

綜合報告時，海外附屬公司及聯營公司之財務報告乃按結算日率申算為港元。收益及費用項目則以本年度平均滙率結算。如有任何滙兌差額產生，則視為權益而列入滙兌儲備內。此滙兌差額會於出售附屬公司或聯營公司時會列為當年之收益或費用處理。

(p) 税項

税項乃根據當年業績，並對非課税項目及不獲税務寬減項目作出調整而計算。時差指在税務上計算的若干收支項目報税的期間與該等項目列入財務報表的期間不同而產生的差異。因時差影響而產生之税項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

(q) 等同現金

等同現金乃可即時轉化為已知金額並局限於不主要之價值變化風險之短期及高流動性之投資。

4. 營業額

以下為本集團之營業額分析：

	2003 港幣千元	2002 港幣千元
持續經營業務：		
電腦及商業機器	**420,674**	419,264
電訊系統	**40,192**	53,917
科技及網絡技術	**87,326**	60,261
技術及保養服務	**38,670**	40,107
證券投資及其他	**12,989**	1,936
	599,851	575,485
待終止經營業務：		
電訊設備零售及服務	**73,893**	161,019
一般商品貿易	**14,159**	34,034
傳呼服務	**–**	4,826
	687,903	775,364

5. 其他經營收入

	2003 港幣千元	2002 港幣千元
其他收益包括：		
銀行及其他利息收入	**4,838**	5,962
債券利息收入	**1,161**	1,644
上市證券股息收入	**–**	7

6. 待終止營運

於本年度一般商品貿易及電訊設備零售及代理服務終止營運所產生之虧損如下：

	2003 港幣千元
不可撤銷之經營租約支出	**1,927**
裁減員工支出	**3,264**
出售物業、廠房及設備之虧損	**5,425**
物業、廠房及設備之資產減值	**1,218**
存貨報銷	**259**
	12,093

6. 待終止營運(續)

本集團待終止營運詳情如下：

(a) 於二零零二年十二月，本集團已結束所有位於香港之一般商品貿易零售店舖及停止其業務。因終止營運所產生之虧損總額為港幣3,115,000(二零零二年：無)。

於二零零二年四月至二零零二年十二月期間之業績及二零零三年三月三十一日於綜合財務報告內有關一般商品貿易業務仍未出售之資產及負債及前期之業績及資產負債之所載值如下：

	2003 **港幣千元**	2002 港幣千元
營業額	**14,159**	34,034
其他經營收益	**1,690**	4,124
經營成本	**(20,901)**	(45,572)
經營虧損	**(5,052)**	(7,414)
總資產	**1,287**	7,720
總負債	**(3,995)**	(4,025)

於本年度，一般商品貿易對本集團淨營運現金流動之使用為港幣2,195,000(二零零二年：港幣7,610,000)，對於投資業務之貢獻為港幣23,000(二零零二年：使用為港幣868,000)，對於融資業務之貢獻為港幣1,765,000(二零零二年：港幣8,745,000)。

(b) 於二零零二年九月，本集團之董事局決定停止其於香港之電訊設備零售及電訊代理服務之業務。所有營運已於二零零三年五月終止。因終止營運所產生之虧損總額為港幣8,978,000(二零零二年：無)。

於本年度終止之業績及包括於綜合財務報告有關電訊設備零售及電訊代理服務資產及負債之所載值如下：

	2003 **港幣千元**	2002 港幣千元
營業額	**73,893**	161,019
其他經營收益	**8,394**	8,167
經營成本	**(90,861)**	(182,007)
經營虧損	**(8,574)**	(12,821)
總資產	**11,395**	31,021
總負債	**(9,855)**	(17,620)

於本年度，電訊服務及零售業務對本集團淨營運現金流動之使用為港幣5,840,000(二零零二年：貢獻為港幣7,779,000)，對於投資業務之貢獻為港幣1,112,000(二零零二年：港幣4,169,000)，對於融資業務之貢獻為港幣7,040,000(二零零二年：港幣6,046,000)。

(c) 於二零零一年五月，本集團出售其於香港經營之傳呼業務。出售終止營運之收益總額為港幣260,000。

傳呼業務由二零零一年四月一日直至停止業務之到期日之營業額貢獻為港幣4,826,000，虧損為港幣881,000。

7. 經營虧損

	2003 港幣千元	2002 港幣千元
經營虧損已扣除下列各項目：		
核數師酬金	1,253	1,401
物業、廠房及設備折舊	4,844	7,310
出售物業、廠房及設備之虧損	6,091	4,855
物業、廠房及設備之資產減值	1,128	—
營業性租賃之樓宇租用支出	28,754	38,735
員工開支（附註）	104,221	134,475
已實現及未實現之證券投資淨虧損	1,431	—
銀行透支償還期不超逾五年之利息	68	228
重估物業虧絀：		
投資物業	–	270
自用物業	198	309
並包括下列項目：		
物業租金收入港幣657,000元（二零零二年：港幣638,000元）減物業支出	448	556
租賃收益港幣1,990,000元（二零零二年：港幣867,000元）減除物業外其他營業性租賃之支出	1,260	715
已實現及未實現之證券投資淨盈餘	—	15,479
外滙兑換收益	2,572	1,440
重估投資物業盈餘	120	—

附註： 包括於員工開支為董事袍金披露於附註25。

員工開支已包括港幣3,796,000之裁減員工付款（二零零二年：港幣2,288,000元）。

8. 稅項

	2003 港幣千元	2002 港幣千元
現時稅項		
本公司及其附屬公司		
香港	1,142	1,445
海外	2,842	2,963
聯營公司		
香港	350	747
海外	–	11
	4,334	5,166

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率16%（二零零二年：16%）計算。

海外之課稅準備乃按照各公司當地法例之適用稅率及估計應課稅溢利計算。

未入帳的潛在遞延稅項撥回額（支出）之詳情載於附註第23內。

9. 股息

	2003 ***港幣千元***	2002 *港幣千元*
已派中期股息 無（二零零二年：每股港幣1仙） 予856,779,352股	–	8,568

10. 每股虧損

每股基本虧損之計算乃根據本年虧損港幣22,797,000元（二零零二年港幣9,429,000元）及本公司於結算日後經普通股份合併調整之普通股加權平均股數171,355,870（二零零二年：171,355,870）股計算。並詳載於註解20。

因行使本公司之股份認購股權將引致每股虧損減少，故於兩個年度之帳目內，並未有列出每股攤薄虧損。

11. 投資物業

	集團 *港幣千元*
估值	
於二零零二年四月一日	5,040
重估盈餘	120
於二零零三年三月三十一日	5,160

位於內地屬中期物業之投資物業於二零零三年三月三十一日由獨立專業估值師戴德梁行按公開市場價值重估。

投資物業之年度租金收益為港幣468,000元（二零零二年：453,000元）。

12. 物業、廠房及設備

	物業							傢俬、裝置辦公室設備及汽車		
	香港	海外		內地		發射器及	機器、工具		持作營業性	
	中期契約	永久業權	短期契約	長期契約	中期契約	通訊設備	及設備	持作自用	租賃用途	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
集團										
成本值或估值										
二零零二年四月一日	5,260	6,940	297	1,560	1,670	302	16,805	31,836	2,138	66,808
滙兌調整	–	81	3	–	–	–	94	128	14	320
添置	–	–	–	–	–	–	1,389	2,185	3,021	6,595
出售	–	(254)	–	–	–	–	(3,731)	(14,569)	(273)	(18,827)
重估盈餘(虧損)	(810)	218	(5)	130	40	–	–	–	–	(427)
二零零三年三月三十一日	4,450	6,985	295	1,690	1,710	302	14,557	19,580	4,900	54,469
累積折舊及資產減值										
二零零二年四月一日	–	–	–	–	–	185	12,860	20,934	384	34,363
滙兌調整	–	–	–	–	–	–	79	108	2	189
年度折舊	116	250	109	26	124	37	1,651	1,794	737	4,844
資產減值	–	–	–	–	–	–	129	1,089	–	1,218
售出撥回	–	(4)	–	–	–	–	(3,209)	(8,487)	(79)	(11,779)
重估撥回	(116)	(246)	(109)	(26)	(124)	–	–	–	–	(621)
二零零三年三月三十一日	–	–	–	–	–	222	11,510	15,438	1,044	28,214
帳面淨值										
二零零三年三月三十一日	4,450	6,985	295	1,690	1,710	80	3,047	4,142	3,856	26,255
二零零二年三月三十一日	5,260	6,940	297	1,560	1,670	117	3,945	10,902	1,754	32,445
本集團物業、廠房及設備之成本值及估值如下：										
成本	–	–	–	–	–	302	14,557	19,580	4,900	39,339
二零零三年專業估值	4,450	6,985	295	1,690	1,710	–	–	–	–	15,130
	4,450	6,985	295	1,690	1,710	302	14,557	19,580	4,900	54,469

物業均由獨立專業估價人士於二零零三年三月三十一日按公開市場基準予以重估。香港物業由簡福飴測量行重估。海外物業由Insignia Brooke (Thailand) Limited重估。內地物業由戴德梁行重估。

如該類物業按成本減除累積折舊入帳，於二零零三年三月三十一日之所載帳面淨值應為港幣23,026,000元（二零零二年：港幣23,766,000元）。

因本集團終止某些營運而確認之資產減值包括機器、工具及設備、傢俬、裝置、辦公室設備及汽車等已完全減值並披露於附註6。

截至二零零三年三月三十一日止年度

12. 物業、廠房及設備(續)

本公司

	汽車
	港幣千元
成本	
二零零三年三月三十一日	
及二零零二年三月三十一日	348
累積折舊	
二零零二年四月一日	111
年度折舊	48
二零零三年三月三十一日	159
帳面淨值	
二零零三年三月三十一日	189
二零零二年三月三十一日	237

13. 所佔附屬公司權益

	公司	
	2003	2002
	港幣千元	*港幣千元*
無牌價股份－成本減資產減值	**57,409**	58,801
應收附屬公司款項減撥備	**39,320**	52,525
	96,729	111,326

有關本公司於二零零三年三月三十一日各主要附屬公司之資料，請參閱第51至第52頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長，故所載之附屬公司之資料，乃對本集團業績及資產有重大影響之公司。

在年結日並無附屬公司值入資本結存。

14. 所佔聯營公司權益

	集團	
	2003	2002
	港幣千元	*港幣千元*
應佔資產淨值	**7,072**	15,881
聯營公司應收帳	**2,546**	2,765
	9,618	18,646

14. 所佔聯營公司權益（續）

有關本集團於二零零三年三月三十一日各聯營公司之資料如下：

聯營公司名稱	註冊／營業地點或國家	股份類別	商業結構形式	由附屬公司持有應佔已發行股本或註冊股本權益百分率	主要業務
聯合文儀有限公司	香港	普通	註冊	41	辦公室設備貿易並於二零零二年十月停止業務
廣州其士科技有限公司	內地	不適用	註冊	24	辦公室設備貿易及維修服務

15. 證券投資

	本集團		本公司	
	2003 **港幣千元**	2002 *港幣千元*	**2003** **港幣千元**	2002 *港幣千元*
持有直至到期日之證券：				
債務證券無牌價	**17,800**	72,322	**17,800**	72,322
其他投資：				
股本證券				
有牌價－海外地區	**–**	16,405	**–**	–
無牌價	**995**	–	**–**	–
債務證券－無牌價	**53,015**	–	**40,166**	–
互惠基金－無牌價	**32,048**	–	**32,048**	–
	103,858	88,727	**90,014**	72,322
有牌價證券之市值：				
股本證券	**–**	16,405	**–**	–
作財務報告用途之帳面值分析如下：				
非流動	**17,800**	72,322	**17,800**	72,322
流動	**86,058**	16,405	**72,214**	–
	103,858	88,727	**90,014**	72,322

16. 存貨

	集團	
	2003 **港幣千元**	2002 *港幣千元*
待售存貨	**53,000**	64,332
耗用物料	**3,946**	6,741
	56,946	71,073

於本年度確認為費用之存貨成本為港幣7,611,000元（二零零二年：港幣10,300,000元）。

以上列示之存貨包括待售存貨港幣499,233,000元（二零零二年：港幣550,051,000元）乃以其可變現值計算。

17. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣72,201,000元(二零零二年：港幣60,557,000元)。

以下為二零零三年三月三十一日結算之應收貨款之帳齡分析：

	集團	
	2003	2002
	港幣千元	*港幣千元*
0－60天	**63,469**	45,030
61－90天	**3,389**	5,110
逾90天	**5,343**	10,417
總計	**72,201**	60,557

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。

18. 就合約工程應向客戶收取(應付)的款項

	集團	
	2003	2002
	港幣千元	*港幣千元*
於結算日之施工中合約：		
已產生的合約成本	**39,538**	12,950
已確認溢利減虧損	**(7,052)**	(6,493)
	32,486	6,457
進度款	**(35,772)**	(9,341)
	(3,286)	(2,884)
代表為：		
已計入流動資產之合約客戶欠款	**1,244**	1,568
已計入流動負債之應付合約客戶款	**(4,530)**	(4,452)
	(3,286)	(2,884)

於二零零二年三月三十一日，客戶所持之保留款為港幣3,637,000元(二零零二年：港幣1,067,000元)，而同時並未就合約工程收取客戶預付款。

19. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括應付貨款港幣21,053,000元(二零零二年：港幣43,794,000元)。

以下為二零零三年三月三十一日結算之應付貨款之帳齡分析：

	集團	
	2003	2002
	港幣千元	*港幣千元*
0－60天	**15,289**	32,358
61－90天	**969**	56
逾90天	**4,795**	11,380
總計	**21,053**	43,794

20. 股本

	每股面值 港幣0.1元之 普通股數目	票面值
		港幣千元
法定股本：	1,200,000,000	120,000
已發行及繳足股本：	856,779,352	85,678

法定股本及發行股本在截至二零零三年三月三十一日止兩個年度內並無任何變動。

根據本公司於二零零三年六月五日在股東特別大會通過之特別決議案，每五股每股港幣0.1元之已發行及未發行之普通股合併為每股港幣0.5元。

本公司及最終控股公司之購股權計劃載於註解29。於二零零三年三月三十一日兩個年度並無行使本公司購股權計劃之認購權。

21. 儲備

	股本溢價	資本儲備帳	資本贖回儲備帳	其他物業重估儲備帳	外匯兌換浮動儲備帳	股息儲備帳	保留溢利	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
集團								
於二零零一年四月一日	223,434	18,231	14	991	(550)	8,568	73,787	324,475
二零零一年已派末期股息	–	–	–	–	–	(8,568)	–	(8,568)
重估物業盈餘	–	–	–	143	–	–	–	143
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	1,137	–	–	1,137
本年度虧損	–	–	–	–	–	–	(9,429)	(9,429)
二零零二年已派中期股息	–	–	–	–	–	–	(8,568)	(8,568)
於二零零二年三月三十一日	223,434	18,231	14	1,134	587	–	55,790	299,190
重估物業盈餘	–	–	–	392	–	–	–	392
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	1,771	–	–	1,771
本年度虧損	–	–	–	–	–	–	(22,797)	(22,797)
於二零零三年三月三十一日	223,434	18,231	14	1,526	2,358	–	32,993	278,556

21. 儲備(續)

附註：

(i) 於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留溢利港幣816,000元(二零零二年：港幣9,625,000元)。

(ii) 資本儲備帳內包括綜合帳項產生之商譽港幣27,000元(二零零二年：港幣：27,000元)及負值商譽港幣198,000元(二零零二年：港幣198,000元)。

	股本溢價	繳入盈餘	資本贖回儲備帳	股息儲備帳	保留溢利	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
公司						
於二零零一年四月一日	223,434	6,226	14	8,568	15,927	254,169
二零零一年已派末期股息	-	-	-	(8,568)	-	(8,568)
本年度溢利	-	-	-	-	13,929	13,929
二零零二年已派中期股息	-	-	-	-	(8,568)	(8,568)
於二零零二年三月三十一日	223,434	6,226	14	-	21,288	250,962
本年度虧損	-	-	-	-	(7,432)	(7,432)
於二零零三年三月三十一日	223,434	6,226	14	-	13,856	243,530

繳入盈餘乃於一九八九年重組附屬公司時之資產值與公司因認購時所發行股份減期後於繳入盈餘撥出之派發股息之面值差額。根據百慕達一九八一年公司(修訂)法例，繳入盈餘乃可分派予股東。

於二零零三年三月三十一日，本公司可派發與股東之儲備為港幣20,082,000元(二零零二年：港幣27,514,000元)。

22. 出售附屬公司

於二零零二年三月三十一日年度內，本集團出售一間附屬公司及其出售之淨資產如下：

	港幣千元
物業、廠房及設備	5,741
應收帳款，存出按金及預付款項	3,959
現金及銀行存款	18
應付款項、存入按金及應付費用	(218)
遞延服務存款	(8,200)
課税準備	(502)
	798
出售之收益	260
總代價應收帳款	1,058
出售所引致之現金支出：	
出售之現金及銀行存款結存	18

其後於二零零三年三月三十一日內已收取之代價為港幣1,058,000。

23. 遞延稅項

在結算當日，本綜合財政報告並無計入的潛在遞延稅項資產，其主要項目為如下：

	集團	
	2003 **港幣千元**	2002 *港幣千元*
時差所引致稅項上的影響：		
超出折舊稅額的折舊費	**2,292**	2,403
未徵用的稅項損失	**86,678**	75,420
	88,970	77,823

本年度未予提取準備的遞延稅項撥回（支出）額為如下：

	集團	
	2003 **港幣千元**	2002 *港幣千元*
時差所引致稅項上的影響：		
（不足）超出折舊免稅額的折舊費	**(111)**	520
未徵用的稅項損失	**11,258**	6,429
	11,147	6,949

本財務報告並未確認用作抵銷本集團將來可預見利潤之遞延稅項資產。

由於出售重估物業的盈利或虧損不會產生稅務負債，故並未為香港及泰國重估物業之增值或虧絀作出遞延稅項準備。按此，重估物業並不會構成稅務上的時差。

內地物業估值產生之虧絀並不會構成稅務上的時差，因出售有關物業時之虧損不會獲得其他溢利寬減，故不會構成遞延稅項資產或負債。

本公司本年度及結算日並無重大之未準備之遞延稅項。

24. 分類資料

按業務劃分

按經營管理目的，本集團現時由四個營業部門組成，這些部門是作為本集團申報主要申報資料之基準。為符合報告目的，本集團已重新界定各營運部門，而前期之比對分部資料已重新分類以乎合本年度之表達方式。

於本年度內，本集團現正進行終止其電訊零售服務之業務及已終止其一般商品貿易並於註解6中披露。本集團已於二零零一年五月起停止經營有關提供傳呼服務之業務。

24. 分類資料(續)

按業務劃分(續)

業務分類資料載列如下：

營業額及業績

截至二零零三年三月三十一日止

	持續營運				待終止營運		
	電腦及商業機器 *港幣千元*	科技及網絡技術電訊系統 *港幣千元*	技術及保養服務 *港幣千元*	證券投資及其他 *港幣千元*	一般商品貿易 *港幣千元*	電訊服務及零售 *港幣千元*	總數 *港幣千元*
營業額							
總營業額	477,771	138,816	44,214	12,989	14,443	79,826	768,059
內部分類收入	(57,097)	(11,298)	(5,544)	–	(284)	(5,933)	(80,156)
外貿銷售	420,674	127,518	38,670	12,989	14,159	73,893	687,903

內部分類收入之作價乃根據管理層參考市場價格作出決定。

	電腦及商業機器	科技及網絡技術電訊系統	技術及保養服務	證券投資及其他	一般商品貿易	電訊服務及零售	總數
業績							
分類業績	3,121	(2,856)	1,989	(2,458)	(5,053)	(8,612)	(13,869)
利息收入							5,999
未分配公司費用							(359)
經營虧損							(8,229)
財務費用							(68)
所佔聯營公司業績	1,927	–	–	–	–	–	1,927
待終止營運虧損	–	–	–	–	(3,115)	(8,978)	(12,093)
除税前虧損							(18,463)
税項							(4,334)
本年度虧損							(22,797)

資產負債表

截至二零零三年三月三十一日

	持續營運				待終止營運		
	電腦及商業機器 *港幣千元*	科技及網絡技術電訊系統 *港幣千元*	技術及保養服務 *港幣千元*	證券投資及其他 *港幣千元*	一般商品貿易 *港幣千元*	電訊服務及零售 *港幣千元*	總數 *港幣千元*
資產							
分類資產	114,338	53,730	11,555	103,858	1,287	11,395	296,163
聯營公司權益	9,618						9,618
未分配公司資產							159,804
綜合總資產							465,585
負債							
分類負債	17,954	34,913	16,756	13	3,995	9,855	83,486
未分配公司負債							17,679
綜合總負債							101,165

24. 分類資料（續）

按業務劃分（續）

其他資料

截至二零零三年三月三十一日止

	持續營運				待終止營運		
	電腦及商業機器 港幣千元	科技及網絡技術電訊系統 港幣千元	技術及保養服務 港幣千元	投資證券及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	總數 港幣千元
資本增加	1,977	1,465	22	2,951	6	174	6,595
折舊	1,584	1,210	906	632	–	512	4,844
物業、廠房及設備資產減值	–	–	–	–	–	1,218	1,218
重估物業虧損	–	–	–	78	–	–	78

營業額及業績

截至二零零二年三月三十一日止

	持續營運				待終止營運			
	電腦及商業機器 港幣千元	科技及網絡技術電訊系統 港幣千元	技術及保養服務 港幣千元	投資證券及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	傳呼服務 港幣千元	總數 港幣千元
營業額								
總營業額	498,483	128,887	45,316	1,936	35,753	169,473	4,826	884,674
內部分類收入	(79,219)	(14,709)	(5,209)	–	(1,719)	(8,454)	–	(109,310)
外貿銷售	419,264	114,178	40,107	1,936	34,034	161,019	4,826	775,364

內部分類收入之作價乃根據管理層參考市場價格作出決定。

業績								
分類業績	354	(15,528)	7,204	15,357	(7,416)	(12,888)	(881)	(13,798)
利息及股息收入								7,613
未分配公司費用								(3,245)
經營虧損								(9,430)
財務費用								(228)
所佔聯營公司業績	5,135	–	–	–	–	–	–	5,135
待終止營運收益	–	–	–	–	–	–	260	260
除稅前虧損								(4,263)
稅項								(5,166)
本年度虧損								(9,429)

24. 分類資料(續)

按業務劃分(續)

資產負債表

截至二零零二年三月三十一日止

	持續營運				待終止營運			
	電腦及商業機器 港幣千元	科技及網絡技術電訊系統 港幣千元	技術及保養服務 港幣千元	投資證券及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	傳呼服務 港幣千元	總數 港幣千元
資產								
分類資產	85,225	57,175	13,917	104,660	7,720	31,021	–	299,718
聯營公司權益	18,646							18,646
未分配公司資產								182,627
綜合總資產								500,991
負債								
分類負債	22,655	27,904	18,022	10,014	4,025	17,620	–	100,240
未分配公司負債								15,699
綜合總負債								115,939

其他資料

截至二零零二年三月三十一日止

	持續營運				待終止營運			
	電腦及商業機器 港幣千元	科技及網絡技術電訊系統 港幣千元	技術及保養服務 港幣千元	投資證券及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	傳呼服務 港幣千元	總數 港幣千元
資本增加	1,371	807	238	2,334	874	4,355	1	9,980
折舊	1,309	1,060	933	690	856	2,260	202	7,310
重估物業虧損	–	–	–	579	–	–	–	579

24. 分類資料(續)

按地區劃分

本集團經營之銷售電腦設備、商業機器、電訊系統、提供科技及網絡技術、技術與保養於香港、內地及泰國運作。電訊服務及零售、一般商品貿易及傳呼服務於香港運作。以下為本集團按地區劃分之營業額之分析：

	營業額按地區市場劃分	
	2003	2002
	港幣千元	*港幣千元*
香港	**511,653**	535,390
內地	**44,181**	119,108
泰國	**123,699**	111,520
其他	**8,370**	9,346
	687,903	775,364

下列按地區劃分所增加物業、廠房及設備所載帳面值之分析：

	分類資產所載帳面值		物業、廠房及設備添置	
	2003	2002	**2003**	2002
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
香港	**380,733**	406,721	**3,215**	7,531
內地	**14,595**	22,318	**29**	436
泰國	**66,483**	66,995	**3,245**	1,873
其他	**3,774**	4,957	**106**	140
	465,585	500,991	**6,595**	9,980

25. 董事及高級行政人員之酬金

公司董事之酬金細詳如下：

	2003	2002
	港幣千元	*港幣千元*
袍金	**238**	240
薪金、津貼及其他福利	**505**	1,514
退休金之供款	**25**	61
	768	1,815

除支付予獨立非執行董事之董事袍金港幣238,000元(二零零二年：港幣240,000元)外，於過去二年，獨立非執行董事及非執行董事並無收取任何酬金。

25. 董事及高級行政人員之酬金(續)

董事酬金可按金額劃分為下列組別：

組別	董事人數 2003	2002
無－港幣1,000,000元	8	9
港幣1,500,001元－港幣3,000,000元	–	1

此外，以上披露之董事酬金，四名(二零零二年：五名)董事於最終控股公司共收取港幣16,173,000元(二零零二年：港幣17,632,000元)之酬金作為其對最終控股公司及其附屬公司(包括本集團)作出之服務。

而最終控股公司所付之金額，並沒有對其公司、最終控股公司及所有附屬公司之服務作出分配。

五名最高酬金人士之中，其中一位為董事，其酬金乃於上述披露。

其餘五名(二零零二年：四名)最高酬金人士之總酬金為如下：

	2003 **港幣千元**	2002 *港幣千元*
薪金、津貼及其他福利	3,943	3,311
退休金之供款	200	167
	4,143	3,478

該五名(二零零二年：四名)最高酬金人士可按金額劃分為下列組別：

組別	人數 2003	2002
無－港幣1,000,000元	3	3
港幣1,000,001元－港幣1,500,000元	2	1

26. 資產抵押

於二零零三年三月三十一日，一間海外附屬公司已將帳面淨值約共港幣6,603,000元之海外永久業權物業(二零零二年：港幣6,383,000元)作抵押，以取得一般性銀行貸款融資。

27. 或然負債

於二零零三年三月三十一日：

本公司有以下或然負債：

(i) 為附屬公司借取銀行信貸而作出之擔保，共港幣5,421,000元(二零零二年：港幣4,750,000元)。

(ii) 為附屬公司履約作出擔保共港幣1,405,000元(二零零二年：港幣2,670,000元)。

28. 營業性租賃

(a) 本集團作為承租人

於二零零三年三月三十一日，根據於下列期間約滿之不可撤銷之營業性租約，本集團及本公司須承擔支付有關之最低租金如下：

	本集團		本公司	
	2003 港幣千元	2002 港幣千元	**2003 港幣千元**	2002 港幣千元
於一年內	**6,287**	22,936	**123**	3,823
第二至五年內（包括首尾兩年）	**3,231**	4,587	**92**	–
	9,518	27,523	**215**	3,823

租約經商議達成之租期平均固定為兩年。

(b) 本集團作為出租人

所有投資物業以經營性租約出租。投資物業租期為兩年及並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約，本集團日後可收取之最低租金如下：

	本集團	
	2003 港幣千元	2002 港幣千元
於一年內	**406**	450
第二至第五年（包括首尾兩年）	**–**	33
	406	483

29. 購股權計劃

(a) 本公司之購股權

本公司於一九九一年九月三十日採納之購股權計劃（「舊計劃」），主要目的乃對本公司及其附屬公司之董事及合資格僱員作出獎勵。根據舊計劃，本公司之董事會可授出購股權予合資格僱員，包括本公司及其附屬公司之董事，以認購本公司之股份。購股權可於接納購股權日期後之六個月屆滿後的三十六個月內任何時間行使。行使價則由本公司董事決定。行使價不會低於本公司股份之面值及授出日期前五個交易日本公司股份於聯交所之平均收市價80%，以較高者為準，董事並可就價格作出調整。

舊計劃已於二零零一年九月二十九日屆滿，其條款將繼續有效及適用於先前已授出但尚未行使之購股權。

29. 購股權計劃（續）

(a) 本公司之購股權（續）

在截至二零零三年三月三十一日止兩個年度內，先前根據舊計劃授出而尚未行使之購股權的變動如下：

授予	購股權	於 1/4/2001	註銷／失效	於31/3/2002及 31/3/2003
董事	A	28,600,000	28,600,000	–
	B	28,550,000	–	28,550,000
		57,150,000	28,600,000	28,550,000
僱員	C	976,000	976,000	–
		58,126,000	29,576,000	28,550,000

購股權之詳情如下：

購股權	授出日期	未獲准行使期限 由	未獲准行使期限 至	行使期限 由	行使期限 至	行使價
A	4/2/1998	4/2/1998	2/9/1998	3/9/1998	2/9/2001	0.3376
B	17/12/1999	17/12/1999	29/6/2000	30/6/2000	29/6/2003	0.4640
C	9/3/1998	9/3/1998	6/10/1998	7/10/1998	6/10/2001	0.3920

在附註20所披露之本公司普通股股份合併後，尚餘購股權之持有人有權以每股新股港幣2.32元之經調整價格認購本公司5,710,000股。

本公司之新購股權計劃（「新計劃」）根據二零零二年九月二十日通過之決議案獲股東採納，主要目的乃讓參與者有機會適量購入本公司之權益，並鼓勵參與者朝着提高本公司及其股份之價值的方向努力，從而令本公司及其股東均能受惠。新計劃將於二零一二年九月十九日屆滿。

根據新計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准新計劃日期10%（「計劃授權限額」），或於股東批准更新計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數，不得超過本公司不時已發行之股份30%。未經本公司及其士國際股東之事先批准，於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經本公司及其士國際之獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權，會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值則超越港幣5,000,000元，須獲本公司及其士國際之股東事先批准。

獲授人須於授出日期起計三十日內就每項購股權支付港幣1元以接納獲授予之購股權。購股權可根據新計劃條款於新計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個交易日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

在截至二零零三年三月三十一日止年度內，並無購股權根據新計劃授出。

29. 購股權計劃(續)

(乙) 最終控股公司之購股權

根據其士國際於一九九一年九月三十日所採納之購股權計劃(「其士國際計劃」),其士國際之董事會授出若干購股權予合資格僱員,包括本公司之董事,以認購其士國際之股份。根據其士國際計劃本公司董事之尚未行使購股權在截至二零零三年三月三十一日止兩個年度內的變動如下:

購股權	於 1/4/2001	註銷/失效	於31/3/2002及 31/3/2003
A	40,400,000	40,400,000	–
B	24,150,000	–	24,150,000
	64,550,000	40,400,000	24,150,000

購股權之詳情如下:

購股權	授出日期	未獲准行使期限 由	未獲准行使期限 至	行使期限 由	行使期限 至	行使價
A	4/2/1998	4/2/1998	2/9/1998	3/9/1998	2/9/2001	0.5376
B	17/12/1999	17/12/1999	29/6/2000	30/6/2000	29/6/2003	0.4880

30. 退休福利

集團現有屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃〔簡稱「公積金計劃」〕及(二)於二零零零年十二月一日強積金計劃實行時開始生效之強制性公積金計劃〔簡稱「強積金計劃」〕。計劃資產均由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權,選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之僱員,則需參與強積金計劃。

強積金計劃-僱主及僱員的供款額均按僱員有關入息的5%計算。

公積金計劃-僱員的供款額為僱員底薪的5%,僱主的供款額則按僱員年資,以僱員底薪的5%或7.5%計算。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份,可作為集團扣減僱主供款之用。於本年度扣減之數目為港幣1,169,000元(二零零二年:港幣1,968,000元)。

於本年度本集團於收益表內有關此等計劃已付及應付之供款減沒收供款之支出為港幣4,087,000(二零零二年:港幣4,304,000)。截至二零零三年三月三十一日,記錄期間之應付未付供款為港幣285,000元(二零零二年:港幣368,000元)。

31. 有關連人士交易

按照標準會計準則第二十號，本公司之最終控股公司其士國際和其附屬、聯營公司及共同控制實體等均被視為有關連人士，本集團與該等公司的主要交易詳列如下：

(a) 本公司與其士（香港）有限公司（「其士香港」），由其士國際全資擁有之全資附屬公司已重新簽訂於二零零二年三月三十一日屆滿之管理服務協議書，由其士香港於截至二零零二年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團（海外附屬公司除外）須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至二零零三年三月三十一日止年度內，根據該項協議支付予其士香港之管理費約為港幣3,055,000元（二零零二年：港幣4,044,000元）。該管理服務協議書已續期一年。

(b) 於本年度內，本集團按市價向其士國際全資附屬公司售賣電腦及辦公室設備及收取服務收益合共港幣4,409,000元（二零零二年：港幣3,913,000元）。

(c) 於本年度內，本集團繳付按市值釐定租金約港幣5,042,000元（二零零二年：港幣5,909,000元）予由其士國際全資擁有之附屬公司，作為使用其樓宇之報酬。

(d) 於本年度內，本集團繳付租金及運輸費用分別約港幣4,295,000元（二零零二年：港幣4,999,000元）及港幣2,470,000元（二零零二年：港幣2,515,000元）予一間由其士國際全資附屬公司，以回收本集團提供服務之成本。

於結算日，本集團對最終控股公司仍有應付款項。於二零零三年三月三十一日尚餘之金額為港幣6,290,000（二零零二年：港幣1,456,000）。

除上述外，於本年度內，本集團獲償還及墊款予一間聯營公司。惟給予該公司於二零零三年三月三十一日之墊款餘額為港幣2,546,000（港幣2,765,000）。

集團對最終控股公司之應付款項及聯營公司收帳款為無抵押、不帶利息。

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本	股份數目	已發行股本或註冊股本權益	主要業務
					百分率	
由本公司直接持有之公司：						
其士(商業系統)集團有限公司	香港	普通	31,600,000港元	316,000,000	100	投資控股
Chevalier iTech (S) Pte Ltd. **	新加坡	普通	500,000新加坡元	500,000	100	商業機器貿易
Chevalier iTech Thai Limited # **	泰國	普通 優先	18,980,000泰國銖 1,020,000泰國銖	189,800 10,200	100 100	電腦及商業機器貿易
Chevalier iTech (M) Sdn. Bhd.**	馬來西亞	普通	300,000馬來西亞元	300,000	100	通訊設備貿易
Chevalier Telecom (Thailand) Limited**	泰國	普通	15,000,000泰國銖	150,000	100	電訊設備貿易
Sup Aswin Limited **	泰國	普通	15,000,000泰國銖	150,000	100	物業投資
由本公司間接持有之公司：						
其士(商業機器)有限公司	香港	普通	2港元	2	100	商業機器貿易
其士(電腦)有限公司	香港	普通	100,000港元	100,000	100	電腦系統及設備貿易及維修
其士(資訊網絡)有限公司	香港	普通	2港元	2	100	提供資訊網絡服務及銷售電腦設備
其士商業系統(中國)有限公司	香港	普通	2港元	2	100	電腦及商業機器貿易及維修
其士(網絡科技)有限公司	香港	普通	2港元	2	100	網絡系統科技服務

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本	股份數目	已發行股本或註冊股本權益	主要業務
					百分率	
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	100	電腦及商業機器貿易及維修保養
其士(商業系統)工程有限公司	香港	普通	2港元	2	100	維修保養
其士辦公室設備工程(深圳)有限公司**	內地	不適用	1,800,000港元	不適用	100	維修保養
廣州其士科技工程有限公司**	內地	不適用	5,000,000港元	不適用	100	維修保養
Chevalier Q-Mart Limited	香港	普通	2港元	2	100	零售家居用品
其士(衛星通訊)有限公司	香港	普通	2港元	2	100	裝設衛星電視天線
其士店有限公司	香港	普通	2港元	2	100	電訊設備貿易
其士(通訊)有限公司	香港	普通	2港元	2	100	電訊設備貿易
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	100	貿易及通訊服務
勵發有限公司	香港	普通	2港元	2	100	物業投資及投資證券

所有內地附屬公司均為港資獨資經營企業。

\#　此公司每四股優先股附有一投票權，當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百分之十溢利分配之權利。

**　非由德勤•關黃陳方會計師行所核數。

茲通告本公司訂於二零零三年九月三日星期三上午十時十五分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、 省覽截至二零零三年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

三、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案為普通決議案：

四、「**動議：**

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發（不論根據購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案五而言：

「有關期間」指由本決議案通過之日至下列最早日期之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

五、「**動議**：

（甲）根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案四（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

（乙）本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文（甲）節之批准亦須以此為限。」

六、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第四項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第五項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
簡嘉翰

香港，二零零三年七月三十一日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

Contents

Financial Calendar

Event	**Date**
Announcement of Interim Results	16th December, 2002
Announcement of Final Results	16th July, 2003
Annual General Meeting	3rd September, 2003

Financial Summary

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2003.

	1999	2000	2001	2002	**2003**
Financials *($ Million)*					
Total assets	620	635	549	501	**466**
Total liabilities	185	199	138	116	**102**
Minority interests	0.23	0.23	0.18	0.18	**0.19**
Shareholders' funds	435	436	411	385	**364**
Share capital (No. of shares issued – in Million)	828	854	857	857	**857**
Turnover	1,093	1,182	1,055	775	**688**
Net profit (loss) for the year	34	26	8	(9)	**(23)**
Per Share Basis* *($)*					
Earnings (loss)	0.21	0.15	0.05	(0.05)	**(0.13)**
Dividend	0.20	0.20	0.10	0.05	**0**
Net asset value (at book value)	2.63	2.55	2.40	2.25	**2.12**

* *The calculations have been adjusted for the consolidation of every five of the Company's ordinary shares of HK$0.10 each into one ordinary share of HK$0.50 each in June 2003.*



Turnover
($ Million)
1093
1182
1055
775
688
1999 2000 2001 2002 2003
Net Profit (Loss)
($ Million)
34
26
8
-9
-23
1999 2000 2001 2002 2003
Shareholders' Funds
($ Million)
435
436
411
385
364
1999 2000 2001 2002 2003
Net Asset Value (Per Share Basis)
($)
2.63
2.55
2.40
2.25
2.12
1999 2000 2001 2002 2003

Executive Directors

CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors

Shinichi YONEHARA
WU King Cheong

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

The Bank of East Asia, Limited
BNP Paribas
The Hongkong and Shanghai Banking Corporation Limited
Shanghai Commercial Bank Limited
UFJ Bank Limited

Solicitors

Richards Butler
Appleby Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 508

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website

http://www.chevalier-itech.com



Dr CHOW Yei Ching

The performance of the Group for the year ended 31st March, 2003 was disappointing mainly due to the loss incurred in the closure of its retail operations. The Group has recorded the turnover of approximately HK$688 million, representing a decrease of 11% over the same period last year. Loss for the year amounted to HK$23 million and loss per share was HK13.3 cents.

Dividend

The Board of Directors does not recommend the payment of any final dividend for the year (2002: Nil). As no interim dividend was paid during the year (2002 (restated): HK5 cents), no dividend will be paid for the entire year (2002 (restated): HK5 cents).

Management Discussion and Analysis

Intense competition in PC products continued to affect the performance of the Computer Division. The Group will strive to introduce products with attractive price packages in order to increase competitiveness. In November, 2002, the Group participated in the official Microsoft Tablet PC Launch in Hong Kong. During the exhibition, the Group presented various solutions with hand-writing digitalization features such as "Cybersign" for Biometrics Signature Verification, field service automation and mobility solution with GPRS connection. The market responses were encouraging.



Toshiba TECRA Professional Series Notebook Computer





Supply and Installation of Structured Cabling System and Fibre Network in Metropolitan Area Network (MAN) for nine stations, maintenance centre and West Rail Building of KCRC West Rail

In anticipation of the continued economic uncertainties and unfavourable business environment, the Group took a difficult but necessary decision to discontinue most of the retail shops and mobile phone franchise shops. Loss was incurred as a result. The Group will strategically re-deploy resources in those business with potential for long-term growth.

The first Chevalier Shop Digital Gallery with a brand new service concept was opened in Causeway Bay in December, 2002. It aims at catering for the needs of both corporate and individual customers by providing an array of digital solutions and IT products, such as Digital Multi-functional Document Processing systems, notebook computers, pocket PCs and mobile phones. The Gallery comprises "Toshiba Customer Care Service Centre" with professional customer service staff offering tailor-made and efficient after-sales services for Toshiba notebook computers.

All the large-scale contracts of the IT & Network Solutions Division on hand including New TV City, Two International Finance Centre and KCRC West Rail were progressed well.



Supply and Installation of ELV Systems includes Digital CCTV Surveillance Systems, Security System, Giga-bit Ethernet fibre backbone, SMATV, Walkie Talkie, Radio Paging System and Public Address System at Two International Finance Center, the 88-storey class A intelligent commercial building at Central


TOSHIBA
Notebook Computer
Choose freedom.

Demonstration of Toshiba Notebook Computer in Commart Thailand 2003 Fair


TOSHIBA
STUDIO

Showroom for digital solutions and business machines

The Business Machine Division and the After-sales Services Division were able to maintain stable performance. However, the overall contribution from these divisions deteriorates due to fierce competition and sluggish market condition.

The Group's operation in Thailand continues to out-perform other divisions in the Group as the economic growth in Thailand remains strong in recent years. All major businesses such as telecommunication systems and services, sale of office equipment, notebook computer and related products have achieved favorable results and partially offset the negative performance of the Group's business in Hong Kong and the Mainland during the financial year under review.

Prospects

During the year, the global economy remains sluggish as the lackluster demand and excess capacity continued to weigh on the labour market. In the US, even though the leading indicators released recently show sign of recovery due to rising stock market, robust housing market and increased supply of money flowing through the economy, companies remain extremely cautious on capital spending. Therefore, the replacement cycles in the PCs and IT equipment have been prolonged. The demand for IT products remained low and competition was intensified, creating substantial downward pressure on both prices and profit margins which in turn stifled profits and discouraged investment.

Apart from the onerous process of economic restructuring, the Hong Kong economy has suffered another setback from the outbreak of the Severe Acute Respiratory Syndrome ("SARS") in March this year. Although Hong Kong has been removed from the WHO's list of areas affected by SARS and the government is committed to implement various measures to boost local economic growth, the Hong Kong economy will unlikely to have genuine recovery without improvement in local labour market.

The recovery of local economy will also depend on the US economy. Though it remains uncertain what direction of the US economy is taking reflected by the recent mixed economic data, the 45-year low interest rates in the US following its consecutive rate cuts will likely to accelerate the economic growth of the US in the second half of 2003. It will favour the recovery of local economy.

Apart from creating a business-friendly environment, the government has been focusing on greater integration between Hong Kong and the Pearl River Delta aiming at creating more business and employment opportunities. The signing of the Closer Economic Partnership Arrangement ("CEPA") in June, 2003 signifies the closer economic ties between Hong Kong and the Mainland. The free-trade pact, which will become effective on 1st January, 2004, is designed to give Hong Kong firms a leg up over foreign rivals to explore the Mainland market. Although the impact of CEPA has yet to be seen, the Group will evaluate the business opportunities arisen from such Agreement both in Hong Kong and the Mainland.

Looking forward, in anticipation of the continued robust growth of the Thailand economy, the market potential looks promising. As part of its long-term growth strategy, the Group will strive to strengthen its existing business whilst actively pursuing new business opportunities in Thailand. Building on our expertise and solid foundation in local IT and network solutions sectors, the Group is confident that our success in Hong Kong will be replicated in the Thailand market over time.

Subsequent Event

Consolidation of Shares

On 30th April, 2003, the Board of the Company proposed to consolidate every five existing issued and unissued shares of HK$0.10 each into one new share ("New Shares") of HK$0.50 each in the share capital of the Company ("the Shares Consolidation"). The Shares Consolidation was approved by the shareholders at the Special General Meeting of the Company held on 5th June, 2003. After the consolidation, the number of authorised shares of the Company has been reduced from 1,200,000,000 to 240,000,000 and the number of issued shares reduced from 856,779,355 to 171,355,871. Details of which were contained in a circular of the Company dated 20th May, 2003.

Appreciation

2003 has been a difficult year for Hong Kong, during which the Group has been confronted with many challenges in both economic and social aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which enabled the Group to move through these rough and difficult times smoothly.

CHOW Yei Ching
Chairman

Hong Kong, 16th July, 2003

As at 31st March, 2003, the Group's total net asset amounted to approximately HK$364 million (2002: HK$385 million), a decrease of HK$21 million or 5.4% when compared with 2002.

Total debt to equity ratio was 0.02% (2002: 0.03%) and net debt to equity ratio was nil (2002: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$364 million (2002: HK$385 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$73,000 (2002: HK$98,000). Cash and deposit at bank amounted to HK$78 million (2002: HK$170 million) and there are no net borrowings for the two years.

Finance costs for the year amounted to HK$68,000 (2002: HK$228,000), a decrease of HK$160,000 as compared with 2002.

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$5,421,000 (2002: HK$4,750,000).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Schedule of the Major Properties

Particulars of major properties held by the Group are as follows:

Location	Usage	Approximate gross floor area	Lease term	Group's interest
		sq.ft.		%
Thailand				
No.540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	100
The Mainland				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	100
Unit 1, 15th Floor, Ming Ngan Court, Guangzhou, Guangdong Province	Staff quarters	1,400	Long	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
Hong Kong				
Unit 5 of 3rd Floor, Elite Industrial Centre, 833 Cheung Sha Wan Road, Kowloon	Service centre	1,660	Medium	100
23rd Floor, No. 88 Lockhart Road, Wanchai	Service centre	2,010	Medium	100

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2003.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its subsidiaries are engaged in the provision of a wide range of voice and data communication equipment and services, system integrated IT solutions, including one-stop total solution ranging from backbone networking, server and software applications, LAN/WAN solutions, e-commerce solutions and in-building facilities such as optical fiber, structured cabling systems, security systems and satellite receiving systems. They are also engaged in the sale and distribution of business machines, computer systems and equipment, telephone systems, relevant after-sales services and securities investment.

The Group's turnover and loss from operations for the year ended 31st March, 2003 analysed by business and geographical segments are set out in note 24 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2003 are set out in the consolidated income statement on page 20. No interim dividend was paid during the year. The Directors do not recommend the payment of a final dividend.

Share Capital

Movements in the Company's share capital during the year are set out in note 20 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 21 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 11 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 12 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The five largest suppliers accounted for 83% of the Group's purchases for the year whereas the five largest customers accounted for 23% of the Group's sales for the year. The largest supplier and the largest customer accounted for 73% and 9% of the Group's purchases and sales respectively. None of the Directors, their associates nor any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Major Properties

Particulars of the major properties of the Group as at 31st March, 2003 are set out on page 9.

Employees and Remuneration Policies

As at 31st March, 2003, the Group employed approximately 700 full time staff globally. Total staff costs amounted to approximately HK$104 million for the year ended 31st March, 2003. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$655,600 to charitable bodies.

Principal Subsidiaries and Associates

Particulars regarding the principal subsidiaries and associates of the Group are set out in pages 51 and 52 and note 14 to the financial statements respectively.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman)*
Mr FUNG Pak Kwan	*(Managing Director)*
Mr KUOK Hoi Sang	
Mr KAN Ka Hon	
Miss Lily CHOW	
Mr FUNG Wo Shun	*(Resigned on 1st April, 2002)*

Independent Non-Executive Directors

Mr Shinichi YONEHARA	
Mr WU King Cheong	*(Appointed on 7th October, 2002)*
Mr YUEN Tin Fan, Francis	*(Retired on 20th September, 2002)*

In accordance with the Company's Bye-laws, Mr WU King Cheong shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer himself for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang and KAN Ka Hon are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier International Holdings Limited ("CIHL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contract of significance to which the Company or its holding company or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CIHL which is a "connected person" for the purposes of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). The Stock Exchange had granted a waiver on 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waiver, details of the following connected transactions which have been entered into between certain subsidiaries of CIHL and the Group in the ordinary and usual course of business were not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

The following properties were leased to the Group by the wholly-owned subsidiaries of CIHL at commercial rates:

Landlord	Renting of property (usage)	Rental for the year
		HK$'000
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	622
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	13
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	4,181
Union Mark Development Limited	Portion of Yin Hai Commercial Building (office)	39
Well Stamp Limited	Portion of Jin Du Mansion (office)	40
Well Stamp Limited	Portion of Dongshan Plaza (office)	147

During the year, rentals amounting to approximately HK$5 million was paid to CIHL Group.

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2003 were:

(i) in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;

(iii) fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) within the relevant amounts as stipulated under the relevant waiver.

Directors' Interests in Securities

As at 31st March, 2003, the interests of the Directors in the share capital of the Company and its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance")) which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or required to be recorded in the register of the Company pursuant to Section 29 of the SDI Ordinance were as follows:

(a) Interests in the Company – Shares

	Number of ordinary shares		
Name of Directors	**Personal interests**	**Corporate interests**	**Total**
CHOW Yei Ching	34,079,270	434,974,666 *	469,053,936
FUNG Pak Kwan	12,900,000	–	12,900,000
KUOK Hoi Sang	12,000,000	–	12,000,000
KAN Ka Hon	2,256,000	–	2,256,000
Shinichi YONEHARA	3,004	–	3,004

* *Dr CHOW Yei Ching beneficially owned 662,561,758 shares in CIHL, representing approximately 50.61% of the issued share capital of CIHL, which in turn was interested in 434,974,666 shares of the Company. Dr Chow was deemed to be interested in these shares under the SDI Ordinance and these shares were same as those shares disclosed in the section "Substantial Shareholder" below.*

(b) Interests in Associated Corporations – Shares

		Number of ordinary shares		
Name of Directors	**Associated corporations**	**Personal interests**	**Corporate interests**	**Total**
CHOW Yei Ching	CIHL	662,561,758	–	662,561,758
	Chevalier Singapore Holdings Limited ("CSHL")	–	101,653,000*	101,653,000
	Chevalier Construction Holdings Limited ("CCHL")	61,036,489	89,385,444*	150,421,933
FUNG Pak Kwan	CIHL	456,450	–	456,450
KUOK Hoi Sang	CIHL	491,083	–	491,083
	CCHL	1,326,437	–	1,326,437
KAN Ka Hon	CIHL	145,200	–	145,200
Shinichi YONEHARA	CIHL	8,160	–	8,160
	CCHL	342	–	342

* *Dr CHOW Yei Ching had notified CSHL and CCHL that under the SDI Ordinance, he was deemed to be interested in 101,653,000 shares in CSHL and 89,385,444 shares in CCHL which were all held by CIHL as Dr Chow beneficially owned 662,561,758 shares in CIHL, representing approximately 50.61% of the issued share capital of CIHL.*

Directors' Interests in Securities (continued)

As at 31st March, 2003, certain Directors personally had interests in share options to subscribe for ordinary shares of the Company and its associated corporation as separately disclosed in the section "Share Option Schemes" below.

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2003, none of the Directors of the Company nor their spouses and children under the age of 18 had or were deemed to have any interest in the securities of the Company and any of its associated corporations (as defined in the SDI Ordinance) or were granted any right to subscribe for securities of the Company or any of its associated corporations or exercised such right during the year pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part 1 of the Schedule to the SDI Ordinance.

Share Option Schemes

The Company adopted a share option scheme on 30th September, 1991 ("the Old Scheme"). It has been expired on 29th September, 2001 and no further options may be granted under the Old Scheme. Details of the share options outstanding as at 31st March, 2003 which have been granted under the share option scheme of the Company and its associated corporation were as follows:

(a) Interests in the Company – Share Options

				Number of share options				
Name of Directors	Date of grant	Period during which options are exercisable	Exercise price per option *(HK$)*	Balance as at 1st April, 2002	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding as at 31st March, 2003
CHOW Yei Ching	17/12/1999	30/06/2000 – 29/06/2003	0.464	7,000,000	-	-	-	7,000,000
FUNG Pak Kwan	17/12/1999	30/06/2000 – 29/06/2003	0.464	6,550,000	-	-	-	6,550,000
KUOK Hoi Sang	17/12/1999	30/06/2000 – 29/06/2003	0.464	5,000,000	-	-	-	5,000,000
KAN Ka Hon	17/12/1999	30/06/2000 – 29/06/2003	0.464	5,000,000	-	-	-	5,000,000
Lily CHOW	17/12/1999	30/06/2000 – 29/06/2003	0.464	5,000,000	-	-	-	5,000,000

As at 31st March, 2003, the number of shares granted under the Old Scheme was 28,550,000, representing 3.3% of the shares of the Company in issue at that date and would continue to be exercisable in accordance with the terms of grant.

Share Option Schemes (continued)

(b) Interests in Associated Corporation – Share Options

Name of Directors	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option (HK$)	Number of share options: Balance as at 1st April, 2002	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding as at 31st March, 2003
CHOW Yei Ching	CIHL	17/12/1999	30/06/2000 - 29/06/2003	0.488	8,450,000	-	-	-	8,450,000
FUNG Pak Kwan	CIHL	17/12/1999	30/06/2000 - 29/06/2003	0.488	5,350,000	-	-	-	5,350,000
KUOK Hoi Sang	CIHL	17/12/1999	30/06/2000 - 29/06/2003	0.488	5,350,000	-	-	-	5,350,000
KAN Ka Hon	CIHL	17/12/1999	30/06/2000 - 29/06/2003	0.488	5,000,000	-	-	-	5,000,000

As at 31st March, 2003, the number of shares granted under the share option scheme adopted by the shareholders of CIHL on 30th September, 1991 was 34,150,000, representing 2.7% of the shares of CIHL in issue at that date and would continue to be exercisable in accordance with the terms of grant.

A new share option scheme ("the New Scheme") was approved by the shareholders of the Company at the 2002 Annual General Meeting of the Company held on 20th September, 2002. The New Scheme fully complies with Chapter 17 of the Listing Rules. A summary of the terms of the New Scheme was contained in the Company's circular dated 30th July, 2002. During the year, no share option was granted, exercised, cancelled or lapsed under the New Scheme. There was no outstanding option under the New Scheme at the beginning and at the end of the year.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

Apart from the management agreement entered into with CIHL Group as set out in note 31(a) to the financial statements, no other contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman, aged 67, is the founder of Chevalier Group and the Chairman and Managing Director of CIHL and the Chairman of CCHL, both of which are public listed companies in Hong Kong. He is also a Non-Executive Director of Van Shung Chong Holdings Limited, Television Broadcasts Limited and Shaw Brothers (Hong Kong) Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Permanent Honorary President of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan.

Mr FUNG Pak Kwan, Managing Director, aged 51, joined Chevalier Group in 1974 and is a Director of CIHL. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile and hotel business in North America of the Group.

Mr KUOK Hoi Sang, Director, aged 53, joined Chevalier Group in 1972 and is the Managing Director of CIHL and the Vice Chairman of CCHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group.

Mr KAN Ka Hon, Director and Company Secretary, aged 52, joined Chevalier Group in 1986 and is a Director and Company Secretary of CIHL and the Company Secretary of CCHL. He is also a Non-Executive Director of Victory City International Holdings Limited and i100 Limited. He is responsible for management of Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of The Hong Kong Society of Accountants.

Miss Lily CHOW, Director, aged 40, joined Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of Guangdong Provincial Committee of Chinese People's Consultative Conference, Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial Committee of Chinese People's Political Conference and Shanghai Women's Federation Committee. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching.

Directors' Biographies (continued)

Independent Non-Executive Directors

Mr Shinichi YONEHARA, aged 52, was appointed to the Board in 2001. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. Mr Yonehara is well-experience in aircraft, telecommunications and IT businesses.

Mr WU King Cheong, aged 52, was appointed to the Board in October, 2002. He is an Executive Director of Lee Cheong Gold Dealers Limited. He is also a Councillor of the Legislative Council of the HKSAR (Financial Services Constituency) and the Eastern District Council of the HKSAR, Vice Chairman of the Chinese General Chamber of Commerce, Member of Environmental Campaign Committee and Lord Wilson Heritage Trust – Board of Trustees as well as the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Hong Kong Stockbrokers Association.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme ("the Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$5,256,000 against which the forfeited contributions amounting to HK$1,169,000 have been deducted. There were forfeited contributions amounting to HK$16,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholder

As at 31st March, 2003, the sole substantial shareholder of the Company was CIHL Group which held 434,974,666 shares, representing approximately 50.77% of the issued share capital of the Company as recorded in the register of the Company required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, none of the Directors is aware of any other person having an interest in shares or right to subscribe for shares, equivalent to 10% or more of the issued share capital of the Company during the year.

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and its associated corporation and the share options granted to certain Directors, at no time during the year was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs Shinichi YONEHARA, YUEN Tin Fan, Francis who retired on 20th September, 2002 and WU King Cheong who was appointed on 7th October, 2002, the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the Management the Connected Transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who will retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman

Hong Kong, 16th July, 2003

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO MEMBERS OF CHEVALIER iTECH HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 20 to 52 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 16th July, 2003

Consolidated Income Statement

For the year ended 31st March, 2003

	NOTES	**2003** **HK$'000**	2002 HK$'000
Turnover	4	**687,903**	775,364
Cost of sales		**(604,595)**	(636,995)
Gross profit		**83,308**	138,369
Other operating income	5	**10,454**	9,907
Distribution costs		**(94,629)**	(146,180)
Administrative expenses		**(5,863)**	(7,713)
Other operating expenses		**(1,499)**	(3,813)
Loss from operations		**(8,229)**	(9,430)
Finance costs		**(68)**	(228)
Share of results of associates		**1,927**	5,135
(Loss) gain on discontinuing operations	6	**(12,093)**	260
Loss before taxation	7	**(18,463)**	(4,263)
Taxation	8	**(4,334)**	(5,166)
Net loss for the year		**(22,797)**	(9,429)
Dividend	9	**–**	8,568
Loss per share	10		
Basic		**(13.3) cents**	(5.5) cents
Diluted		**N/A**	N/A

Consolidated Balance Sheet

As at 31st March, 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Investment properties	11	**5,160**	5,040
Property, plant and equipment	12	**26,255**	32,445
Interests in associates	14	**9,618**	18,646
Investments in securities	15	**17,800**	72,322
		58,833	128,453
Current assets			
Inventories	16	**56,946**	71,073
Properties for sale, at cost		**1,135**	1,135
Debtors, deposits and prepayments	17	**111,864**	110,600
Amounts due from customers for contract work	18	**1,244**	1,568
Tax recoverable		**472**	1,419
Investments in securities	15	**86,058**	16,405
Bank balances and cash equivalents		**149,033**	170,338
		406,752	372,538
Current liabilities			
Creditors, deposits and accruals	19	**66,384**	90,060
Amount due to ultimate holding company		**6,290**	1,456
Amounts due to customers for contract work	18	**4,530**	4,452
Bills payable		**2,086**	570
Deferred service income		**19,525**	18,974
Provision for taxation		**2,277**	329
Unsecured bank overdrafts		**73**	98
		101,165	115,939
Net current assets		**305,587**	256,599
Total assets less current liabilities		**364,420**	385,052
Minority interests		**186**	184
NET ASSETS		**364,234**	384,868
Capital and reserves			
Share capital	20	**85,678**	85,678
Reserves	21	**278,556**	299,190
SHAREHOLDERS' EQUITY		**364,234**	384,868

The financial statements on pages 20 to 52 were approved and authorised for issue by the Board of Directors on 16th July, 2003 and are signed on its behalf by:

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

Balance Sheet

As at 31st March, 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Property, plant and equipment	12	**189**	237
Interests in subsidiaries	13	**96,729**	111,326
Investments in securities	15	**17,800**	72,322
		114,718	183,885
Current assets			
Debtors, deposits and prepayments		**1,797**	18,191
Amounts due from subsidiaries		**100,259**	94,745
Investments in securities	15	**72,214**	–
Bank balances and cash equivalents		**110,333**	137,666
		284,603	250,602
Current liabilities			
Creditors, deposits and accruals		**3,858**	13,663
Amount due to ultimate holding company		**6,290**	1,456
Amounts due to subsidiaries		**59,965**	82,728
		70,113	97,847
Net current assets		**214,490**	152,755
NET ASSETS		**329,208**	336,640
Capital and reserves			
Share capital	20	**85,678**	85,678
Reserves	21	**243,530**	250,962
SHAREHOLDERS' EQUITY		**329,208**	336,640

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2003

	2003	2002
	HK$'000	*HK$'000*
Total equity at beginning of the year	**384,868**	410,153
Surplus on revaluation of properties	**392**	143
Exchange difference arising on translation of financial statements of overseas subsidiaries	**1,771**	1,137
Gains not recognised in the income statement	**2,163**	1,280
Loss for the year	**(22,797)**	(9,429)
Dividends paid	**–**	(17,136)
Total equity at end of the year	**364,234**	384,868

Consolidated Cash Flow Statement

For the year ended 31st March, 2003

	NOTES	2003 HK$'000	2002 HK$'000
OPERATING ACTIVITIES			
Loss before taxation		**(18,463)**	(4,263)
Adjustments for:			
Share of results of associates		**(1,927)**	(5,135)
Interest income		**(5,999)**	(7,606)
Interest expenses		**68**	228
Dividend income		**–**	(7)
Depreciation		**4,844**	7,310
Net realised and unrealised holding loss (gain) on investments in securities		**1,431**	(15,479)
Loss on disposal of property, plant and equipment		**6,091**	4,855
Impairment loss on property, plant and equipment		**1,218**	–
Deficit on revaluation of properties		**78**	579
Gain on disposal of discontinuing operations		**–**	(260)
Operating cash flows before movements in working capital		**(12,659)**	(19,778)
Decrease in inventories		**14,384**	31,304
(Increase) decrease in debtors, deposits and prepayments		**(2,305)**	40,156
Decrease (increase) in amounts due from customers for contract work		**324**	(1,568)
Increase in investments in securities		**(16,562)**	(73,248)
Increase (decrease) in bills payable		**1,509**	(3,525)
Decrease in creditors, deposits and accruals		**(23,838)**	(9,029)
Increase in amounts due to customers for contract work		**78**	4,452
Increase (decrease) in deferred service income		**536**	(3,261)
Exchange difference		**1,014**	(1,631)
Cash used in operations		**(37,519)**	(36,128)
Profits tax paid		**(1,814)**	(5,322)
Profits tax refunded		**725**	56
Interest paid		**(68)**	(228)
NET CASH USED IN OPERATING ACTIVITIES		**(38,676)**	(41,622)
INVESTING ACTIVITIES			
Interest received		**6,236**	6,437
Dividend received from an associate		**10,386**	–
Dividends received from investments in securities		**–**	7
Repayment from (advances to) an associate		**219**	(793)
Purchase of property, plant and equipment		**(6,595)**	(9,980)
Proceeds from disposal of property, plant and equipment		**957**	438
Cash inflow (outflow) arising on disposal of a subsidiary	22	**1,058**	(18)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		**12,261**	(3,909)

Consolidated Cash Flow Statement

For the year ended 31st March, 2003

	2003	2002
	HK$'000	*HK$'000*
FINANCING ACTIVITIES		
Dividends paid	**–**	(17,136)
Advances from (repayments to) ultimate holding company	**4,834**	(1,482)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**4,834**	(18,618)
Net decrease in cash and cash equivalents	**(21,581)**	(64,149)
Cash and cash equivalents at beginning of the year	**170,240**	233,719
Effect of changes in foreign exchange rates	**301**	670
Cash and cash equivalents at end of the year	**148,960**	170,240
Being:		
Bank balances and cash equivalents	**149,033**	170,338
Bank overdrafts	**(73)**	(98)
	148,960	170,240

For the year ended 31st March, 2003

1. General

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL"), a limited liability company incorporated in Bermuda and its shares are listed on the Stock Exchange.

The principal activity of the Company is investment holding and investment in securities. Details of the principal activities of the subsidiaries are set out in page 51 and 52. During the year, the Group had ceased trading of general merchandise and is now in the process of discontinuing its retailing of telecommunication equipment and provision of telecommunication agency services.

2. Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these standards has led to a number of changes in the Group's accounting policies as mentioned below but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Presentation of financial statements

The adoption of SSAP 1 (Revised) "Presentation of financial statements" replaces the statement of recognised gains and losses with a statement of changes in equity.

Foreign currencies

The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of overseas subsidiaries and associates at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividend received, interest paid and dividend paid, which were previously presented under a separate heading, are classified as investing, operating and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

Discontinuing operations

Under SSAP 33 "Discontinuing operations", amounts relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's retailing of telecommunication equipment and provision of telecommunication agency services and trading of general merchandise as discontinuing operations in the current period, details of which are disclosed at note 6.

Employee benefits

SSAP 34 "Employee benefits" introduces measurement rules for employee benefits, including retirement benefit plans. As the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements. Other changes in measuring employment benefits have not had any material effect on the results for the current or prior accounting periods.

3. Principal Accounting Policies

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates on the basis set out in (d) below.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) Goodwill/negative goodwill on consolidation

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate. Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1st April, 2001 is capitalised and amortised on a straight-line basis over its estimated useful life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to income statement at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisitions after 1st April, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of the associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

(c) Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

(d) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

3. Principal Accounting Policies (continued)

(e) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(f) Property, plant and equipment

(i) Properties

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining terms of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	**Annual charge**
Computer equipment	20%	40%
Others	20%	20%

Assets held for leasing are depreciated over the shorter of the term of the leases or at an annual rate of 20% on the cost of the assets.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. Principal Accounting Policies (continued)

(g) Properties for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(h) Inventories

Inventories represent general merchandise and consumable stores. General merchandise are stated at the lower of cost and net realisable value whereas consumable stores are stated at cost less allowance. Cost is calculated using weighted average method.

(i) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Other investments which are not held for an identified long-term strategic purpose are measured at fair value, with unrealised gains and losses included in income statement for the period.

(j) Installation contracts

When the outcome of an installation contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of an installation contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress are recorded in the balance sheet at the contract costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

(k) Revenue recognition

Income from sale of goods is recognised when goods are delivered and title of the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred service income.

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer. When the outcome of an installation contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Income from the sale of securities is recognised on a trade-date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the term of the respective lease.

3. Principal Accounting Policies (continued)

(l) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(m) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other standard.

(n) Retirement benefit scheme

The retirement benefit costs charged in the income statement represent the contributions paid and payable in respect of the current year to the Group's defined contribution schemes.

(o) Foreign currency translation

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling on that date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the subsidiaries and associates operating outside Hong Kong are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to exchange fluctuation reserve. Such translation differences are recognised as income or as expenses in the year in which the subsidiary or associate is disposed of.

(p) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

(q) Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

4. Turnover

An analysis of the Group's turnover is as follows:

	2003	2002
	HK$'000	*HK$'000*
Continuing operations:		
Sale of computer and business machines	**420,674**	419,264
Sale of telecommunication systems	**40,192**	53,917
IT and network solution services	**87,326**	60,261
Technical and maintenance services	**38,670**	40,107
Investments in securities and others	**12,989**	1,936
	599,851	575,485
Discontinuing operations:		
Retailing of telecommunication equipment and provision of telecommunication agency services	**73,893**	161,019
Trading of general merchandise	**14,159**	34,034
Paging services	**–**	4,826
	687,903	775,364

5. Other Operating Income

	2003	2002
	HK$'000	*HK$'000*
Included in other operating income are:		
Interest income from bank and other deposits	**4,838**	5,962
Interest income from debt securities	**1,161**	1,644
Dividend income from listed securities	**–**	7

6. Discontinuing Operations

The loss arising from discontinuance of the Group's operations in trading of general merchandise and retailing of telecommunication equipment and provision of telecommunication agency services during the year are as follows:

	2003
	HK$'000
Lease payments under non-cancellable operating leases and outgoings	**1,927**
Staff redundancy	**3,264**
Loss on disposal of property, plant and equipment	**5,425**
Impairment loss on property, plant and equipment	**1,218**
Stock provision	**259**
	12,093

6. Discontinuing Operations (continued)

Details of the Group's discontinuing operations are as follows:

(a) In December, 2002, the Group had ceased trading of general merchandise in Hong Kong by closing down all its retail outlets. Loss arising from the discontinuance of the operation amounted to HK$3,115,000 (2002: HK$ nil).

The results of the operations for the period from April, 2002 to December, 2002 and the carrying amounts of the assets and liabilities not yet disposed of as at 31st March, 2003 together with the results for the preceding year and the assets and liabilities as at 31st March, 2002 of the trading of general merchandise business included in the consolidated financial statements, are as follows:

	2003	2002
	HK$'000	*HK$'000*
Turnover	**14,159**	34,034
Other operating income	**1,690**	4,124
Operating costs	**(20,901)**	(45,572)
Loss from operations	**(5,052)**	(7,414)
Total assets	**1,287**	7,720
Total liabilities	**(3,995)**	(4,025)

During the year, the trading of general merchandise used HK$2,195,000 (2002: HK$7,610,000) of the Group's net operating cash flows, contributed HK$23,000 (2002: used HK$868,000) in respect of investing activities and contributed HK$1,765,000 (2002: HK$8,745,000) in respect of financing activities.

(b) In September 2002, the board of directors of the Group determined to cease its retailing of telecommunication equipment and provision of telecommunication agency services which were operated in Hong Kong. The operations had been ceased in May 2003. Loss arising from the discontinuance of the operation amounted to HK$8,978,000 (2002: HK$ nil).

The results of the operations for the current year and the carrying amounts of the assets and liabilities of the retailing of telecommunication equipment and provision of telecommunication agency services business which have been included in the consolidated financial statements, are as follows:

	2003	2002
	HK$'000	*HK$'000*
Turnover	**73,893**	161,019
Other operating income	**8,394**	8,167
Operating costs	**(90,861)**	(182,007)
Loss from operations	**(8,574)**	(12,821)
Total assets	**11,395**	31,021
Total liabilities	**(9,855)**	(17,620)

During the year, the retailing of telecommunication equipment and provision of telecommunication agency services business used HK$5,840,000 (2002: contributed HK$7,779,000) of the Group's net operating cash flows, used HK$1,112,000 (2002: HK$4,169,000) in respect of investing activities and contributed HK$7,040,000 (2002: paid HK$6,046,000) in respect of financing activities.

(c) In May 2001, the Group disposed of its paging business which was operated in Hong Kong. Gain on disposal of discontinued operations amounted to HK$260,000.

The paging business has contributed HK$4,826,000 in respect of turnover and incurred a loss of HK$881,000 for the period from 1st April, 2001 to the date of discontinuance.

7. Loss Before Taxation

	2003 HK$'000	2002 HK$'000
Loss before taxation is arrived at after charging:		
Auditors' remuneration	**1,253**	1,401
Depreciation on property, plant and equipment	**4,844**	7,310
Loss on disposal of property, plant and equipment	**6,091**	4,855
Impairment loss on property, plant and equipment	**1,218**	–
Operating lease payments in respect of renting of premises	**28,754**	38,735
Staff costs *(note)*	**104,221**	134,475
Net realised and unrealised holding loss on investments in securities	**1,431**	–
Interest on bank overdrafts repayable within five years	**68**	228
Deficit on revaluation of properties:		
Investment properties	**–**	270
Properties for own use	**198**	309
and crediting:		
Gross rental income from properties of HK$657,000 (2002: HK$638,000) less outgoings	**488**	556
Gross earnings from leasing of assets other than properties of HK$1,999,000 (2002: HK$867,000) less outgoings	**1,260**	715
Net realised and unrealised holding gain on investments in securities	**–**	15,479
Exchange gain	**2,572**	1,440
Surplus on revaluation of investment properties	**120**	–

Note: Details of directors emoluments included in staff costs are disclosed in note 25.

Staff costs include an amount of HK$3,796,000 (2002: HK$2,288,000) in respect of staff redundancy payments.

8. Taxation

	2003 HK$'000	2002 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**1,142**	1,445
Overseas	**2,842**	2,963
Associates		
Hong Kong	**350**	747
Overseas	**–**	11
	4,334	5,166

Provision for Hong Kong profits tax is calculated at the rate of 16% (2002: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

Details of the potential deferred tax credit (charge) not accounted for in the year are set out in note 23.

For the year ended 31st March, 2003

9. Dividend

	2003 HK$'000	2002 HK$'000
Interim dividend paid HK$ nil (2002: HK$0.01) per share on 856,779,352 shares	–	8,568

10. Loss Per Share

Basic loss per share is calculated based on the loss for the year of HK$22,797,000 (2002: HK$9,429,000) and on the weighted average number of ordinary shares issued of 171,355,870 (2002: 171,355,870), which have been adjusted for the consolidation of the Company's ordinary shares subsequent to the balance sheet date as described in note 20.

No diluted loss per share is presented for the two years as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

11. Investment Properties

	THE GROUP HK$'000
AT VALUATION	
At 1st April, 2002	5,040
Surplus on revaluation	120
At 31st March, 2003	5,160

Investment properties, which are situated in the Mainland and are held under medium-term leases, were revalued on an open market value existing use basis on 31st March, 2003 by independent professional valuers, DTZ Debenham Tie Leung Limited.

Gross rental income derived from renting of investment properties under operating leases during the year amounted to HK$468,000 (2002: HK$453,000).

12. Property, Plant and Equipment

	Properties for own use									
	Hong Kong	Overseas		The Mainland				Furniture, fixtures, office equipment and motor vehicles		
	under medium-term lease	freehold	under short-term lease	under long-term lease	under medium-term lease	Transmitters and tele-communications equipment	Machinery tools and equipment	for own use	for lease	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP										
AT COST OR VALUATION										
At 1st April, 2002	5,260	6,940	297	1,560	1,670	302	16,805	31,836	2,138	66,808
Exchange adjustments	-	81	3	-	-	-	94	128	14	320
Additions	-	-	-	-	-	-	1,389	2,185	3,021	6,595
Disposals	-	(254)	-	-	-	-	(3,731)	(14,569)	(273)	(18,827)
Surplus (deficit) on revaluation	(810)	218	(5)	130	40	-	-	-	-	(427)
At 31st March, 2003	4,450	6,985	295	1,690	1,710	302	14,557	19,580	4,900	54,469
ACCUMULATED DEPRECIATION AND IMPAIRMENT										
At 1st April, 2002	-	-	-	-	-	185	12,860	20,934	384	34,363
Exchange adjustments	-	-	-	-	-	-	79	108	2	189
Charge for the year	116	250	109	26	124	37	1,651	1,794	737	4,844
Impairment loss	-	-	-	-	-	-	129	1,089	-	1,218
Eliminated on disposals	-	(4)	-	-	-	-	(3,209)	(8,487)	(79)	(11,779)
Eliminated on revaluation	(116)	(246)	(109)	(26)	(124)	-	-	-	-	(621)
At 31st March, 2003	-	-	-	-	-	222	11,510	15,438	1,044	28,214
NET BOOK VALUES										
At 31st March, 2003	4,450	6,985	295	1,690	1,710	80	3,047	4,142	3,856	26,255
At 31st March, 2002	5,260	6,940	297	1,560	1,670	117	3,945	10,902	1,754	32,445

An analysis of cost or valuation of the property, plant and equipment is as follows:

At cost	-	-	-	-	-	302	14,557	19,580	4,900	39,339
At 2003 professional valuation	4,450	6,985	295	1,690	1,710	-	-	-	-	15,130
	4,450	6,985	295	1,690	1,710	302	14,557	19,580	4,900	54,469

Properties were revalued on an open market value basis on 31st March, 2003 based on existing use by independent professional valuers. Properties in Hong Kong were revalued by Messrs. Knight Frank. Overseas properties were revalued by Insignia Brooke (Thailand) Limited. Properties in the Mainland China were revalued by DTZ Debenham Tie Leung Limited.

Had these properties been carried at cost less accumulated depreciation, the carrying amount at 31st March, 2003 would have been HK$23,026,000 (2002: HK$23,766,000).

Impairment loss is recognised on certain fully impaired assets included in machinery, tools and equipment and furniture, fixtures, office equipment and motor vehicles due to the discontinuance of the Group's certain operations as disclosed in note 6.

12. Property, Plant and Equipment (continued)

THE COMPANY

	Motor Vehicle
	HK$'000
AT COST	
At 1st April, 2002 and 31st March, 2003	348
ACCUMULATED DEPRECIATION	
At 1st April, 2002	111
Charge for the year	48
At 31st March, 2003	159
NET BOOK VALUES	
At 31st March, 2003	189
At 31st March, 2002	237

13. Interests in Subsidiaries

	THE COMPANY	
	2003	2002
	HK$'000	*HK$'000*
Unlisted shares, at cost less impairment loss	**57,409**	58,801
Amounts due from subsidiaries, less allowances	**39,320**	52,525
	96,729	111,326

Particulars regarding the principal subsidiaries as at 31st March, 2003 of the Company are set out on pages 51 and 52.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affect the results or assets of the Group.

None of the subsidiaries had any debt securities outstanding at the end of the year.

14. Interests in Associates

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Share of net assets	**7,072**	15,881
Amount due from an associate	**2,546**	2,765
	9,618	18,646

14. Interests in Associates (continued)

Particulars of the associates held by the Group as at 31st March, 2003 are as follows:

Name of associate	Place or country of incorporation or registration/operation	Class of shares held	Form of business structure	Effective % of issued capital/registered capital held by the Group	Principal activities
United O.A. Limited	Hong Kong	Ordinary	Corporate	41%	Trading of office equipment and ceased business in October, 2002
Guangzhou Chevalier iTech Limited	The Mainland	Not applicable	Corporate	24%	Trading of office equipment and provision of maintenance service

15. Investments in Securities

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Held to maturity securities:				
Debt securities, unlisted	**17,800**	72,322	**17,800**	72,322
Other investments:				
Equity securities, listed overseas	**–**	16,405	**–**	–
Equity securities, unlisted	**995**	–	**–**	–
Debt Securities, unlisted	**53,015**	–	**40,166**	–
Mutual fund, unlisted	**32,048**	–	**32,048**	–
	103,858	88,727	**90,014**	72,322
Market value of listed equity securities	**–**	16,405	**–**	–
Carrying value analysed for reporting purposes are:				
Non-current	**17,800**	72,322	**17,800**	72,322
Current	**86,058**	16,405	**72,214**	–
	103,858	88,727	**90,014**	72,322

16. Inventories

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Inventories held for resale	**53,000**	64,332
Consumable stores	**3,946**	6,741
	56,946	71,073

Included in the above are inventories held for resale of HK$7,611,000 (2002: HK$10,300,000) carried at net realisable value.

The cost of inventories recognised as an expense during the year was HK$499,233,000 (2002: HK$550,051,000).

17. Debtors, Deposits and Prepayments

Included in debtors, deposits and prepayments are trade debtors of HK$72,201,000 (2002: HK$60,557,000). An aged analysis of trade debtors as at 31st March, 2003 is as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
0 – 60 days	**63,469**	45,030
61 – 90 days	**3,389**	5,110
Over 90 days	**5,343**	10,417
Total	**72,201**	60,557

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days.

18. Amounts due from (to) Customers for Contract Work

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**39,538**	12,950
Recognised profits less losses	**(7,052)**	(6,493)
	32,486	6,457
Progress billings	**(35,772)**	(9,341)
	(3,286)	(2,884)
Represented by:		
Amounts due from customers included in current assets	**1,244**	1,568
Amounts due to customers included in current liabilities	**(4,530)**	(4,452)
	(3,286)	(2,884)

At 31st March, 2003, retentions held by customers for contract work amounted to HK$3,637,000 (2002: HK$1,067,000). No advance payments were received from customers for contract work.

19. Creditors, Deposits and Accruals

Included in creditors, deposits and accruals are trade creditors of HK$21,053,000 (2002: HK$43,794,000). An aged analysis of the trade creditors as at 31st March, 2003 is as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
0 – 60 days	**15,289**	32,358
61 – 90 days	**969**	56
Over 90 days	**4,795**	11,380
Total	**21,053**	43,794

20. Share Capital

	Number of ordinary shares of HK$0.1 each	Nominal value
		HK$'000
Authorised:	1,200,000,000	120,000
Issued and fully paid	856,779,352	85,678

There was no change in the authorised and issued share capital during the two years ended 31st March, 2003.

Pursuant to a special resolution passed at a special general meeting of the shareholders of the Company on 5th June, 2003, every five issued and unissued ordinary shares of HK$0.10 each are consolidated into one ordinary share of HK$0.50 each.

Details of the share option scheme of the Company and the ultimate holding company are set out in note 29. No options under the share option scheme of the Company were exercised during the two years ended 31st March, 2003.

21. Reserves

	Share premium	Capital reserve	Capital redemption reserve	Properties for own use revaluation reserve	Exchange fluctuation reserve	Dividend reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP								
At 1st April, 2001	223,434	18,231	14	991	(550)	8,568	73,787	324,475
2001 final dividend paid	-	-	-	-	-	(8,568)	-	(8,568)
Surplus on revaluation of properties	-	-	-	143	-	-	-	143
Exchange difference on translation of financial statements of overseas subsidiaries	-	-	-	-	1,137	-	-	1,137
Net loss for the year	-	-	-	-	-	-	(9,429)	(9,429)
2002 interim dividend paid	-	-	-	-	-	-	(8,568)	(8,568)
At 31st March, 2002	223,434	18,231	14	1,134	587	-	55,790	299,190
Surplus on revaluation of properties	-	-	-	392	-	-	-	392
Exchange difference on translation of financial statements of overseas subsidiaries	-	-	-	-	1,771	-	-	1,771
Net loss for the year	-	-	-	-	-	-	(22,797)	(22,797)
At 31st March, 2003	223,434	18,231	14	1,526	2,358	-	32,993	278,556

21. Reserves (continued)

Notes:

(i) Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition profits retained in the associates amounting to HK$816,000 (2002: HK$9,625,000).

(ii) The capital reserve included HK$27,000 (2002: HK$27,000) goodwill and HK$198,000 (2002: 198,000) negative goodwill on consolidation.

	Share premium	Contributed surplus	Capital redemption reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY						
At 1st April, 2001	223,434	6,226	14	8,568	15,927	254,169
2001 final dividend paid	–	–	–	(8,568)	–	(8,568)
Net profit for the year	–	–	–	–	13,929	13,929
2002 interim dividend paid	–	–	–	–	(8,568)	(8,568)
At 31st March, 2002	223,434	6,226	14	–	21,288	250,962
Net loss for the year	–	–	–	–	(7,432)	(7,432)
At 31st March, 2003	223,434	6,226	14	–	13,856	243,530

Contributed surplus represents the difference between the value of total net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for the re-organisation in 1989, less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

As at 31st March, 2003, the Company's reserves available for distribution to shareholders amounted to HK$20,082,000 (2002: HK$27,514,000).

22. Disposal of a Subsidiary

During the year ended 31st March, 2002, the Group disposed of a subsidiary and the net assets disposed of are as follows:

	HK$'000
Property, plant and equipment	5,741
Debtors, deposits and prepayments	3,959
Cash and bank balances	18
Creditors, deposits and accruals	(218)
Deferred service income	(8,200)
Provision for taxation	(502)
	798
Gain on disposal	260
Total consideration receivable	1,058
Cash outflow arising on disposal:	
Cash and bank balance disposed of	18

The consideration of HK$1,058,000 was subsequently received during the year ended 31st March, 2003.

23. Deferred Taxation

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the consolidated financial statements are as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Tax effect of timing differences because of:		
Excess of depreciation over tax allowances	**2,292**	2,403
Unutilised tax losses	**86,678**	75,420
	88,970	77,823

The amount of the unprovided deferred tax credit (charge) for the year is as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Tax effect of timing differences because of:		
(Shortfall) excess of depreciation over tax allowances	**(111)**	520
Tax losses arising	**11,258**	6,429
	11,147	6,949

A deferred tax asset has not been recognised in the financial statements as it is not certain that the tax asset will be crystallised in the foreseeable future.

Deferred taxation has not been accounted for on the surplus or deficit arising on the revaluation of properties in Hong Kong and Thailand as profit or loss arising on the disposal of Hong Kong and Thailand properties would not be subject to taxation. Accordingly, the surplus or deficit does not constitute a timing difference for deferred taxation purposes.

Deferred taxation has not been accounted for on the deficit arising on revaluation of the Group's properties in the Mainland as loss on disposal of these properties would not be allowable as a deduction from other profit. Accordingly, the deficit would not constitute a timing difference for deferred tax purposes.

The Company had no significant unprovided deferred tax for the year and at the balance sheet date.

24. Segment Information

Business segments

For management purposes, the Group is currently organised into four operating divisions. These divisions are the basis on which the Group reports its primary segment information. For reporting purpose, the Group redefines the operating divisions and the comparative segment information for corresponding period has been reclassified to conform with the current year's presentation.

During the year ended 31st March, 2003, the Group is in the process of discontinuing its retailing of telecommunication equipment and provision of telecommunication agency services business and has discontinued its trading of general merchandise business as disclosed in note 6. The Group also discontinued the provision of paging services as from May 2001.

For the year ended 31st March, 2003

24. Segment Information (continued)

Business segments (continued)

Segment information about these businesses is presented below.

TURNOVER AND RESULTS

Year ended 31st March, 2003

	Continuing operations				Discontinuing operations		
	Computer and business machines	IT & network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER							
Total sales	477,771	138,816	44,214	12,989	14,443	79,826	768,059
Inter-segment sales	(57,097)	(11,298)	(5,544)	–	(284)	(5,933)	(80,156)
External sales	420,674	127,518	38,670	12,989	14,159	73,893	687,903

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Computer and business machines	IT & network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	Total
RESULT							
Segment result	3,121	(2,856)	1,989	(2,458)	(5,053)	(8,612)	(13,869)
Interest income							5,999
Unallocated corporate expenses							(359)
Loss from operations							(8,229)
Finance costs							(68)
Share of results of associates	1,927	–	–	–	–	–	1,927
Loss on discontinuing operations	–	–	–	–	(3,115)	(8,978)	(12,093)
Loss before taxation							(18,463)
Taxation							(4,334)
Net loss for the year							(22,797)

BALANCE SHEET

As at 31st March, 2003

	Continuing operations				Discontinuing operations		
	Computer and business machines	IT & network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS							
Segment assets	114,338	53,730	11,555	103,858	1,287	11,395	296,163
Interests in associates	9,618						9,618
Unallocated corporate assets							159,804
Consolidated total assets							465,585
LIABILITIES							
Segment liabilities	17,954	34,913	16,756	13	3,995	9,855	83,486
Unallocated corporate liabilities							17,679
Consolidated total liabilities							101,165

24. Segment Information (continued)

Business segments (continued)

OTHER INFORMATION

Year ended 31st March, 2003

	Continuing operations				Discontinuing operations		
	Computer and business machines HK$'000	IT & network solution and tele-communication systems HK$'000	Technical and maintenance services HK$'000	Investments in securities and others HK$'000	General merchandise trading HK$'000	Tele-communication services and retailing HK$'000	Total HK$'000
Capital additions	1,977	1,465	22	2,951	6	174	6,595
Depreciation	1,584	1,210	906	632	-	512	4,844
Impairment loss on property, plant and equipment	-	-	-	-	-	1,218	1,218
Deficit on revaluation of properties	-	-	-	78	-	-	78

TURNOVER AND RESULTS

Year ended 31st March, 2002

	Continuing operations				Discontinuing operations			
	Computer and business machines HK$'000	IT & network solution and tele-communication systems HK$'000	Technical and maintenance services HK$'000	Investments in securities and others HK$'000	General merchandise trading HK$'000	Tele-communication services and retailing HK$'000	Paging Services HK$'000	Total HK$'000
TURNOVER								
Total sales	498,483	128,887	45,316	1,936	35,753	169,473	4,826	884,674
Inter-segment sales	(79,219)	(14,709)	(5,209)	-	(1,719)	(8,454)	-	(109,310)
External sales	419,264	114,178	40,107	1,936	34,034	161,019	4,826	775,364

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Computer and business machines	IT & network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	Paging Services	Total
RESULT								
Segment result	354	(15,528)	7,204	15,357	(7,416)	(12,888)	(881)	(13,798)
Interest and dividend income								7,613
Unallocated corporate expenses								(3,245)
Loss from operations								(9,430)
Finance costs								(228)
Share of results of associates	5,135	-	-	-	-	-	-	5,135
Gain on disposal of discontinuing operations	-	-	-	-	-	-	260	260
Loss before taxation								(4,263)
Taxation								(5,166)
Net loss for the year								(9,429)

24. Segment Information (continued)

Business segments (continued)

BALANCE SHEET

As at 31st March, 2002

	Continuing operations				Discontinuing operations			
	Computer and business machines	IT & network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	Paging Services	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS								
Segment assets	85,225	57,175	13,917	104,660	7,720	31,021	–	299,718
Interests in associates	18,646							18,646
Unallocated corporate assets								182,627
Consolidated total assets								500,991
LIABILITIES								
Segment liabilities	22,655	27,904	18,022	10,014	4,025	17,620	–	100,240
Unallocated corporate liabilities								15,699
Consolidated total liabilities								115,939

OTHER INFORMATION

Year ended 31st March, 2002

	Continuing operations				Discontinuing operations			
	Computer and business machines	IT & network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	Paging Services	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital additions	1,371	807	238	2,334	874	4,355	1	9,980
Depreciation	1,309	1,060	933	690	856	2,260	202	7,310
Deficit on revaluation of properties	–	–	–	579	–	–	–	579

24. Segment Information (continued)

Geographical segments

The Group's operations in sales of computer and business machines and telecommunication systems, provision of technical and maintenance services and IT and network solution services are carried out in Hong Kong, the Mainland and Thailand. The operations in retailing of telecommunication equipment and provision of telecommunication agency services, trading of general merchandise and paging services are carried out in Hong Kong. The following table provides an analysis of the Group's turnover by geographical market:

	Turnover by geographical market	
	2003	2002
	HK$'000	*HK$'000*
Hong Kong	**511,653**	535,390
The Mainland	**44,181**	119,108
Thailand	**123,699**	111,520
Others	**8,370**	9,346
	687,903	775,364

The following is an analysis of the carrying amounts of segment assets and additions to property, plant and equipment analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets		**Additions to property, plant and equipment**	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**380,733**	406,721	**3,215**	7,531
The Mainland	**14,595**	22,318	**29**	436
Thailand	**66,483**	66,995	**3,245**	1,873
Others	**3,774**	4,957	**106**	140
	465,585	500,991	**6,595**	9,980

25. Emoluments of Directors and Senior Management

Details of the emoluments paid to the Directors of the Group are as follows:

	2003	2002
	HK$'000	*HK$'000*
Fees	**238**	240
Salaries, allowances and benefits in kind	**505**	1,514
Retirement benefits scheme contributions	**25**	61
	768	1,815

Except for the directors' fees of HK$238,000 (2002: HK$240,000) paid to the Independent Non-executive Directors, no other emoluments were paid or are payable to the Independent Non-executive Directors and Non-executive Directors during the two years ended 31st March, 2003.

25. Emoluments of Directors and Senior Management (continued)

The emoluments of the Directors fall within the following bands:

Bands	Number of directors 2003	2002
Nil – HK$1,000,000	**8**	9
HK$1,500,001 – HK$2,000,000	**–**	1

In addition to the directors' emoluments disclosed above, four (2002: five) directors received remuneration totalling HK$16,173,000 (2002: HK$17,632,000) from the Company's ultimate holding company in respect of their services to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

The five highest paid individuals included one director for the year ended 31st March, 2002 whose emoluments are disclosed above.

The emoluments of the five (2002: four) highest paid individuals were as follows:

	2003 *HK$'000*	2002 *HK$'000*
Salaries, allowances and benefits in kind	**3,943**	3,311
Retirement benefits scheme contributions	**200**	167
	4,143	3,478

The emoluments of these five (2002: four) highest paid individuals fall within the following bands:

Bands	Number of individuals 2003	2002
Nil – HK$1,000,000	**3**	3
HK$1,000,001 – HK$1,500,000	**2**	1

26. Charge of Assets

At 31st March, 2003, freehold properties with an aggregate carrying value of HK$6,603,000 (2002: HK$6,383,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

27. Contingent Liabilities

At 31st March, 2003, the Company had contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$5,421,000 (2002: HK$4,750,000).

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$1,405,000 (2002: HK$2,670,000).

28. Operating Lease

(a) The Group as lessee

At 31st March, 2003, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**6,287**	22,936	**123**	3,823
In the second to fifth year inclusive	**3,231**	4,587	**92**	–
	9,518	27,523	**215**	3,823

Leases are negotiated and rentals are fixed for an average term of 2 years.

(b) The Group as lessor

All the investment properties were leased out for periods of 2 years and the leases did not have any renewal options given to the lessees. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Within one year	**406**	450
In the second to fifth year inclusive	**–**	33
	406	483

29. Share Option Schemes

(a) Option of the Company

The share option scheme of the Company (the "Old Scheme") was adopted on 30th September, 1991 for the primary purpose of providing incentives to directors and eligible employees of the Company and its subsidiaries. Under the Old Scheme, the Board of Directors of the Company might grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company. Options are exercisable at any time during the thirty six months commencing on the expiry of six months after the date of acceptance of the share options. The exercise price was determined by the directors of the Company, and was not less than the higher of the nominal value of the Company's share and 80% of the average closing price of the Company's share on the Stock Exchange for the five trading days immediately preceding the date of grant and is subject to adjustment.

The Old Scheme expired on 29th September, 2001 but its term remain in full force and effect in respect of the outstanding options previously granted.

29. Share Option Schemes (continued)

(a) Option of the Company (continued)

The movements in the outstanding options previously granted under the Old Scheme during the two years ended 31st March 2003 are as follows:

Granted to	Option	At 1/4/2001	Cancelled/Lapsed	At 31/3/2003
Directors	A	28,600,000	28,600,000	–
	B	28,550,000	–	28,550,000
		57,150,000	28,600,000	28,550,000
Employees	C	976,000	976,000	–
		58,126,000	29,576,000	28,550,000

Details of the share options are as follows:

Option	Date of grant	Vesting period From	Vesting period To	Exercise period From	Exercise period To	Exercise price
A	4/2/1998	4/2/1998	2/9/1998	3/9/1998	2/9/2001	0.3376
B	17/12/1999	17/12/1999	29/6/2000	30/6/2000	29/6/2003	0.4640
C	9/3/1998	9/3/1998	6/10/1998	7/10/1998	6/10/2001	0.3920

As a result of consolidation of the Company's ordinary shares as disclosed in note 20, the remaining options will entitle the holders thereof to subscribe for 5,710,000 new shares of the Company at an adjusted price of HK$2.32 per share.

The Company's new share option scheme (the "New Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The New Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the New Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the New Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent non-executive directors of the Company and CIHL. Where any grant of options to a substantial shareholder or any independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's and CIHL's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 for each lot of options granted. An option may be exercised in accordance with the terms of the New Scheme at any time during the effective period of the New Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

During the year ended 31st March, 2003, no options were granted under the New Scheme.

29. Share Option Schemes (continued)

(b) *Option of the ultimate holding company*

Under the share option scheme which was adopted by CIHL on 30th September, 1991 (the "CIHL Scheme"), the Board of Directors of CIHL has granted certain options to eligible employees, including directors of the Company, to subscribe for shares in CIHL. The movements of the outstanding options granted under the CIHL Scheme during the two years ended 31st March 2003 are as follows:

Granted to	Option	At 1/4/2001	Cancelled/ Lapsed	At 31/3/2002 and 31/3/2003
Directors	A	40,400,000	40,400,000	–
	B	24,150,000	–	24,150,000
		64,550,000	40,400,000	24,150,000

Details of the share options are as follows:

Option	Date of grant	Vesting period From	Vesting period To	Exercise period From	Exercise period To	Exercise price
A	4/2/1998	4/2/1998	2/9/1998	3/9/1998	2/9/2001	0.5376
B	17/12/1999	17/12/1999	29/6/2000	30/6/2000	29/6/2003	0.4880

30. Retirement Benefits

The Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") for the benefits of the Hong Kong employees. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of relevant payroll costs to the Scheme, which contribution is matched by the employee.

The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$1,169,000 (2002: HK$1,968,000).

The total cost charged to income statement of HK$4,087,000 (2002: HK$4,304,000) represents contributions pay and payable to these schemes by the Group in respect of the current accounting period net of forfeited contributions. As at 31 March 2003, contributions of HK$285,000 (2002: HK$368,000) due in respect of the reporting period had not been paid over to the schemes.

31. Related Party Transactions

The Company's ultimate holding company, CIHL and its subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of SSAP 20. Details of the material transactions with these companies are as follows:

(a) On 28th March, 2002, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2003 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$3,055,000 (2002: HK$4,044,000). The management agreement expired on 28th March, 2003 and has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and business machines to and provide maintenance service to wholly-owned subsidiaries of CIHL totalling HK$4,409,000 (2002: HK$3,913,000). The price is determined with reference to market rates.

(c) During the year, the Group paid rentals determined with reference to market rates amounting to HK$5,042,000 (2002: HK$5,909,000) to wholly-owned subsidiaries of CIHL, for the use of their premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to HK$4,295,000 (2002: HK$4,999,000) and HK$2,470,000 (2002: HK$2,515,000) respectively to a wholly-owned subsidiary of CIHL to cover its cost for services provided to the Group.

At the balance sheet date, the outstanding balance due to the ultimate holding company at 31st March, 2003 and 2002 arising from the above transactions and payment of recurrent expenses paid on behalf of the Group is HK$6,290,000 (2002: HK$1,456,000).

Apart from the above, the Group made advances to and obtained repayment from an associate during the year. The amount outstanding at 31st March, 2003 is HK$2,546,000 (2002: HK$2,765,000).

The amounts due to the ultimate holding company and from the associate are unsecured and interest-free.

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Directly held by the Company:						
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	Investment holding
Chevalier iTech (S) Pte Ltd.**	Singapore	Ordinary	S$500,000	500,000	100	Trading of business machines
Chevalier iTech Thai Limited#**	Thailand	Ordinary Preference	BAHT18,980,000 BAHT1,020,000	189,800 10,200	100 100	Trading of computer and business machines
Chevalier iTech (M) Sdn. Bhd. **	Malaysia	Ordinary	RM300,000	300,000	100	Trading of tele-communication equipment
Chevalier Telecom (Thailand) Limited **	Thailand	Ordinary	BAHT15,000,000	150,000	100	Trading of telecommunication equipment
Sup Aswin Limited **	Thailand	Ordinary	BAHT15,000,000	150,000	100	Property investment
Indirectly held by the Company:						
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of business machines
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading and servicing of computer system and equipment
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	100	Provision of internet services and sales of computer equipment
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading and servicing of of computer and business machines
Chevalier (Network Solutions) Limited	Hong Kong	Ordinary	HK$2	2	100	Network systems and solution services

Principal Subsidiaries

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading of computer and business machines and provision of repair and maintenance services
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	100	Maintenance services
Chevalier Office Automation Services (Shenzhen) Co., Ltd.**	The Mainland	Not applicable	HK$1,800,000	Not applicable	100	Maintenance services
Guangzhou Chevalier iTech Services Co., Ltd.**	The Mainland	Not applicable	HK$5,000,000	Not applicable	100	Maintenance services
Chevalier Q-Mart Limited	Hong Kong	Ordinary	HK$2	2	100	Retailing of household products
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	100	Installation of satellite antennae
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier (Telecom) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	Trading and telecommunication services
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	100	Property investment and investments in securities

All the subsidiaries in the Mainland are wholly foreign owned enterprises.

Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

** Not audited by Deloitte Touche Tohmatsu.

Notice of 2003 Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 3rd September, 2003 at 10:15 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2003.

2. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

4. "**THAT:**

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and Resolution 5:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5. "**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 4(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

6. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 4 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 31st July, 2003

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.